                                                       Registration No.

===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION

                               -------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                               -------------------

                         GRAYBAR ELECTRIC COMPANY, INC.
             (Exact name of registrant as specified in its charter)

           New York                                    13-0794380
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
        incorporation)

       34 North Meramec Avenue, St. Louis, Missouri 63105, (314) 573-9200 (Address, including zip code, and telephone number, including area code, of principal executive offices)

                                 T.F. DOWD, Esq.
                  Vice President, Secretary and General Counsel
                         Graybar Electric Company, Inc.
                             34 North Meramec Avenue
                            St. Louis, Missouri 63105
                                 (314) 573-9200
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                               -------------------
                                    Copy to:
                               JOHN H. DENNE, Esq.
                                Winston & Strawn
                                 200 Park Avenue
                            New York, New York 10166

                               -------------------
         Approximate date of commencement of proposed sale to the public:
                                 October 8, 2001.
         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /
         If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to
Item 11(a)(1) of this Form, check the following box. / /
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
/ / _______________
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _______________
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                               -------------------

                                               CALCULATION OF REGISTRATION FEE
============================================================================================================================
                                                                        Proposed              Proposed
                                                                         maximum              maximum           Amount of
Title of each class of securities to               Amount to be    offering price per    aggregate offering   registration
             be registered                          registered            unit                 price               fee
----------------------------------------------------------------------------------------------------------------------------
Common Stock (par value $1 per share) ........    1,300,000 shs.           $20              $26,000,000           $6,500
----------------------------------------------------------------------------------------------------------------------------
Voting Trust Certificates (1) ................          --                  --                  --                  --
============================================================================================================================

(1) Representing the shares of Common Stock offered hereunder.

                               -------------------
     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

===============================================================================


                                              GRAYBAR ELECTRIC COMPANY, INC.

                                                   --------------------

                                                   CROSS-REFERENCE SHEET


       Item Number and Caption                                     Prospectus Heading
       -----------------------                                     ------------------
  1.   Forepart of the Registration Statement and
          Outside Front Cover Page of Prospectus .........         Cover page

  2.   Inside Front and Outside Back of Cover
          Pages of Prospectus ............................         Table of Contents; Where You Can Find More Information

  3.   Summary Information, Risk Factors and
          Ratio of Earnings to Fixed Charges .............         Prospectus Summary

  4.   Use of Proceeds ...................................         Purpose of Issue

  5.   Determination of Offering Price ...................         The Offering; Description of Common Stock

  6.   Dilution ..........................................         *

  7.   Selling Security Holders ..........................         *

  8.   Plan of Distribution ..............................         The Offering; Common Stock Purchase Plan; Subscription
                                                                   Agreement

  9.   Description of Securities to be Registered ........         Description of Common Stock; Summary of Certain
                                                                   Provisions of the Voting Trust Agreement

 10.   Interests of Named Experts and Counsel ............         Legal Matters; Experts

 11.   Information with Respect to the Registrant ........         Prospectus Summary; Selected Consolidated Financial
                                                                   Data; Management's Discussion and Analysis of Financial
                                                                   Condition and Results of Operations; Dividends;
                                                                   Business; Management; Information Concerning the Voting
                                                                   Trustees

 12.   Incorporation of Certain Information by
          Reference ......................................         Where You Can Find More Information

 13.   Disclosure of Commission Position on
          Indemnification for Securities Act
          Liabilities ....................................         *

------------------

   * Omitted because not applicable, or answer to Item is negative and is omitted from the Prospectus.

P R O S P E C T U S
-------------------
                                1,300,000 SHARES
                         GRAYBAR ELECTRIC COMPANY, INC.

                                ----------------

                                  Common Stock
                                   offered to
                   Employees of Graybar Electric Company, Inc.
                                    under the
                           COMMON STOCK PURCHASE PLAN
                                   and related
                            Voting Trust Certificates

                                ----------------

         Graybar is offering an aggregate of up to 1,300,000 shares of common stock to eligible employees under the Common Stock Purchase Plan. If you are an eligible employee, you may purchase shares by executing a Subscription Agreement in the form included in this Prospectus. If you currently own Graybar common stock and did not elect to participate in the Voting Trust established by the 1997 Voting Trust Agreement, you will receive stock certificates representing the shares you purchase. Otherwise, the shares you purchase will be deposited in the Voting Trust and voting trust certificates will be issued to you. Approximately 94% of the presently outstanding common stock is held in the Voting Trust. The Voting Trust Agreement is described under the heading "Summary of Certain Provisions of the Voting Trust Agreement."

         Subscriptions will be irrevocable by their terms. However, if your employment terminates for any cause other than retirement on a pension (other than a deferred pension), your subscription will be canceled as to shares not yet issued. The Company has the option to repurchase, at $20 per share, shares of common stock owned by you or voting trust certificates representing them in the event you desire to sell, transfer or otherwise dispose of them or in the event of your death or termination of your employment otherwise than by retirement on a pension (other than a deferred pension). See "The Offering," "Common Stock Purchase Plan" and "Description of Common Stock -- Repurchase Option."

                                ----------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
      COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED
                UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ----------------

===================================================================================================================
                                                             Underwriting Discounts          Proceeds to the
                                    Price to Public             and Commissions                  Company
-------------------------------------------------------------------------------------------------------------------
Per Unit ..................               $20                         None                         $20
-------------------------------------------------------------------------------------------------------------------
Total .....................           $26,000,000                     None                     $26,000,000
===================================================================================================================

         The proceeds to Graybar are before the deduction of expenses payable by us estimated at $100,000. To the extent that subscription rights are not exercised, the proceeds will be reduced by $20 for each share not subscribed for. To the extent that shares are purchased under the installment method, receipt of the proceeds will be deferred. See "The Offering."


                                ----------------
                 The date of this Prospectus is October 8, 2001.


                                              -----------------------

                                                 TABLE OF CONTENTS

                                                                                                             Page
                                                                                                             ----
Prospectus Summary .........................................................................................    3
The Offering ...............................................................................................    5
Common Stock Purchase Plan .................................................................................    6
Subscription Agreement .....................................................................................   10
Purpose of Issue ...........................................................................................   12
Capitalization .............................................................................................   13
Selected Consolidated Financial Data .......................................................................   15
Management's Discussion and Analysis of Financial Condition and Results of Operations ......................   16
Dividends ..................................................................................................   19
Business ...................................................................................................   20
Management .................................................................................................   23
Description of Common Stock ................................................................................   24
Information Concerning the Voting Trustees .................................................................   26
Summary of Certain Provisions of the Voting Trust Agreement ................................................   29
Legal Matters ..............................................................................................   32
Experts ....................................................................................................   32
Where You Can Find More Information ........................................................................   32
Index to Consolidated Financial Statements .................................................................   F1


                             ----------------------


o You should only rely on the information contained or incorporated by reference in this Prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

o We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

o You should assume that the information appearing in this Prospectus is accurate as of the date on the front cover of this Prospectus only.

o This Prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any securities other than the securities to which it relates.

                               PROSPECTUS SUMMARY

       Because this is a summary, it does not contain all the information that may be important to you. You should read the entire Prospectus before you decide whether to subscribe for common stock.

THE OFFERING (See pp. 5 to 11)

       We are offering eligible employees the right to subscribe for an aggregate of up to 1,300,000 shares of common stock at $20 per share under the Common Stock Purchase Plan. If you are an eligible employee, the maximum number of shares that you may purchase is one share for each $450 of your salary, increased by the applicable percentage specified in Section 3.2 of the Plan. The number of shares you may purchase will be reduced on a pro rata basis if the aggregate number of shares subscribed for by all employees exceeds 1,300,000. You have the option of paying for and receiving all of the shares subscribed for in January 2002, paying for and receiving a portion of the shares in January 2002 and paying for and receiving the balance of the shares on an installment basis, or paying for and receiving all shares on an installment basis.

       The proceeds from the offering will be added to working capital, in part to replenish amounts previously used to repurchase outstanding shares of common stock (or voting trust certificates representing them) pursuant to our repurchase option. To the extent that shares offered are not subscribed for by employees, they will not be offered for sale to anyone else and the number of shares sold and the proceeds received will be correspondingly reduced.

THE COMPANY (See pp. 20 to 23)

       Graybar was formed in 1925 and is wholly owned by its present and retired employees. We are engaged internationally in the distribution of electrical and communications products and integrated supply services, primarily to contractors, industrial plants, telephone companies, power utilities and commercial users. All products sold by us are purchased from others.

       We distribute more than 180,000 different products made by more than 4,500 manufacturers through a network of distribution facilities located in 15 geographical districts throughout the United States. In addition, we maintain ten zone warehouses with both standard and specialized inventory products and expect to open six more by the second quarter of 2002. The zone warehouses replenish the inventories carried at the distribution facilities and also make shipments directly to customers. We also operate two special districts to serve the needs of specific customers and have subsidiary operations with distribution facilities located in Puerto Rico, Mexico, Singapore and Canada.

       Our address and telephone number are 34 North Meramec Avenue, St. Louis, Missouri 63105 (314-573-9200). The mailing address of our principal executive offices is P.O. Box 7231, St. Louis, Missouri 63177.

THE VOTING TRUST AGREEMENT (See pp. 29 to 31)

       Approximately 94% of the outstanding common stock is held in a Voting Trust established by a Voting Trust Agreement that became effective on April 1, 1997. Common stock that you purchase will be deposited in the Voting Trust and voting trust certificates representing them will be issued to you unless you currently are a stockholder and have elected not to participate in the Voting Trust. In that case, you will receive stock certificates representing the shares that you purchase.

       The Voting Trust Agreement will expire on March 31, 2007 unless sooner terminated. The Voting Trustees are entitled in their discretion and using their best judgment to vote on the election of directors and the ratification, approval or disapproval of any other action or proposed action of the Company, except that the Voting Trustees may not vote on the merger or consolidation of Graybar into or with another corporation, the sale of all or substantially all of our assets or our liquidation or dissolution without the consent of the holders of voting trust certificates representing at least 75% of the aggregate number of shares then deposited under the Voting Trust Agreement.

       Holders of voting trust certificates will receive cash dividends paid on common stock beneficially owned by them and held by the Voting Trustees. Any common stock paid as a stock dividend will be deposited in the Voting Trust and voting trust certificates will be issued to the beneficial owner of the common stock upon which the stock dividends are paid.

SELECTED FINANCIAL INFORMATION
(See pp. 15 to 18 and pp. F-1 to F-13)

       The following table sets forth certain financial data for the last five years and the six-month periods ended June 30, 2000 and 2001. The Net Income per share information has been adjusted for the declaration of 5% stock dividends in 1996, 1998, 1999 and 2000, and a 10% stock dividend in 1997. Prior to adjusting for the stock dividends, the average common shares outstanding (in thousands) were 4,712 for 1996, 4,805 for 1997, 5,052 for 1998, 5,692 for 1999 and 5,811 for 2000. Average common shares outstanding (in thousands) prior to adjusting for stock dividends for the six-month period ended June 30, 2000 were 5,858.


                                                                                                         SIX MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                                 JUNE 30,
                                  -------------------------------------------------------------        ----------------------
                                   1996          1997        1998           1999          2000           2000         2001
                                   ----          ----        ----           ----          ----           ----         ----
                                            (In thousands, except for per share data)
INCOME STATEMENT DATA:
   Net Sales ..............     $2,991,412    $3,338,022  $3,732,203     $4,299,940    $5,213,903     $2,537,703   $2,547,735
   Net Income .............         44,533        52,963      59,544         64,659        66,157         37,855       13,418
   Per share of common
     stock:
     Net Income ...........           7.07          8.66       10.18          10.30         10.84           6.15         2.27
     Cash dividends .......           2.00          2.00        2.00           2.00          2.00            .60          .60

                                                                                      DECEMBER 31,     JUNE 30,
                                                                                          2000           2001
                                                                                      -----------     ----------
     BALANCE SHEET DATA:                                                                    (IN THOUSANDS)
      Working capital ...................................................              $  449,257     $  417,832
      Total assets ......................................................               1,843,438      1,754,031
      Long-term debt ....................................................                 238,349        222,643
      Total liabilities .................................................               1,433,641      1,338,142
      Shareholders' Equity ..............................................                 409,797        415,889

                                 THE OFFERING


       Graybar is 100% owned by our active and retired employees. At July 31, 2001, 5,824,634 shares of common stock were issued and outstanding. An additional 209,504 shares of common stock had been acquired and were held in treasury. Approximately 94% of the issued and outstanding shares of common stock were held of record by D. E. DeSousa, G.W. Harper, R.D. Offenbacher, R.A. Reynolds, Jr. and C. R. Udell as Voting Trustees under the Voting Trust Agreement among the Voting Trustees, the Company and the stockholders of the Company who have elected to participate therein (the "Participating Stockholders"). Under the Voting Trust Agreement, Participating Stockholders have deposited their certificates representing shares of Common Stock with the Voting Trustees and have been issued voting trust certificates representing those shares. The Voting Trust was established to permit the owners of shares of Common Stock to act together concerning the management of Graybar and the voting on certain matters presented to the stockholders.

       Under the terms of the Common Stock Purchase Plan, common stock that you purchase will be deposited in the Voting Trust and you will receive voting trust certificates in exchange unless you are a holder of record of common stock as of the date hereof and have elected not to participate in the Voting Trust Agreement. In that case, you will receive certificates representing the number of shares of common stock that you purchase. For information concerning the Voting Trustees and the Voting Trust Agreement, see "Information Concerning the Voting Trustees" and "Summary of Certain Provisions of the Voting Trust Agreement." A copy of the Voting Trust Agreement is being sent, together with this Prospectus, to each eligible employee who is not either a Participating Stockholder or a holder of record of common stock.

LIMITATION ON TRANSFERABILITY

       The Certificate of Incorporation grants Graybar the option to repurchase common stock held by you, including common stock purchased under the Plan, at $20 per share if you desire to sell, transfer or otherwise dispose of those shares, or the voting trust certificates representing them, or if you die or your employment terminates otherwise than by retirement on a pension (other than a deferred pension).

       Graybar in the past always has exercised its repurchase option and expects to do so in the future. As a result, no public trading market exists for the common stock or the voting trust certificates. If we should decide not to exercise our option at some point in the future, no assurance can be given that a public trading market in the common stock would develop. In that case, it might be difficult for you to sell your common stock or voting trust certificates. Shares deposited in the Voting Trust may not be withdrawn before its expiration in 2007 or earlier termination of the Voting Trust. See "Common Stock Purchase Plan," "Description of Common Stock -- Repurchase Option" and "Summary of Certain Provisions of the Voting Trust Agreement -- Restrictions on Transfer, and Right of the Company to Repurchase Voting Trust Certificates Under Certain Circumstances."

SUBSCRIPTION AGREEMENT

       If you desire to purchase shares of common stock, you must sign a Subscription Agreement and mail it to the Secretary at:

                         Graybar Electric Company, Inc.
                                  P.O. Box 7231
                            St. Louis, Missouri 63177
                              Attention: Secretary

No subscriptions will be accepted if received after 5:00 p.m., Central Standard time, on December 7, 2001.

       You may elect to make payments for shares subscribed for in one of the following methods:

       o    All shares subscribed for before January 18, 2002,

       o A portion of the shares before January 18, 2002 and the balance in monthly installments through payroll deductions (or if you are no longer on the Company's payroll, through pension deductions or direct monthly payments) over a 34-month period,

       o All of the shares through the installment method over a 34-month period.

Shares will be issued and voting trust certificates delivered as of January 18, 2002, in the case of shares paid for before January 18, 2002, and on a quarterly basis as of the tenth day of March, June, September and December to the extent full payment has been made for shares being purchased under the installment method.

       All subscriptions will be irrevocable by their terms. However, if your employment terminates for any cause other than for retirement on a pension (except a deferred pension), your subscription will be canceled as to shares not yet issued. In that event, refund of any balance due to you shall be made in the following quarter. Except during the first ten days of March, June, September and December, if you elect to pay for shares under the installment method, you may prepay the balance due on all or a portion of the shares being paid for under that method. Upon prepayment, the shares so purchased shall be issued.

       The Common Stock Purchase Plan provides that no corporate action that will result in a distribution of stock or other assets to our stockholders (except the payment of cash dividends) shall be taken after January 18, 2002 without our first giving notice of the proposed action to subscribers under the Plan who shall not then have paid in full for the common stock for which they have subscribed. Those subscribers shall have a reasonable opportunity, not less than twenty days, to complete their payment on all shares subscribed for in order that they may obtain the benefits of the contemplated action.

                          COMMON STOCK PURCHASE PLAN

       The text of the Common Stock Purchase Plan, which was approved by the directors on March 8, 2001 and by the stockholders on June 14, 2001 is included below.

                           COMMON STOCK PURCHASE PLAN
                           DATED AS OF OCTOBER 8, 2001
                      RELATING TO SHARES OF COMMON STOCK OF
                         GRAYBAR ELECTRIC COMPANY, INC.
                           ---------------------------

1.  EMPLOYEES ENTITLED TO SUBSCRIBE.

       Each person who on September 30, 2001 was an employee of Graybar Electric Company, Inc. (the "Company") and had been employed by the Company since March 31, 2001, and each person who on March 31, 2001 was an employee of the Company and who retired on a pension (except a deferred pension) on or after March 31, 2001 and prior to October 1, 2001, is entitled to subscribe for the number of shares of the Company's common stock, par value $1.00 per share with a stated value of $20.00 per share (the "Common Stock"), determined pursuant to Section 3, at the price of $20.00 per share. Such persons are sometimes referred to as "eligible employees" and after executing a Subscription Agreement are referred to as "subscribers"; provided, however, that the term "eligible employees" shall not be deemed to include: (a) those who receive pensions (other than persons who on March 31, 2001 were employees who retired on a pension, except a deferred pension, on or after March 31, 2001 and prior to October 1, 2001), or retainers, whether or not currently employed, (b) those who are employed solely on a contract basis or who by written agreement have released all stock subscription rights, or (c) those included in a collective bargaining unit represented by a labor organization where the agreement between the Company and the labor organization excludes such persons from subscribing for Common Stock of the Company.

2.  PERIOD FOR AND METHOD OF MAKING SUBSCRIPTION.

       Any eligible employee desiring to subscribe for shares of Common Stock shall sign a Subscription Agreement in the form approved for such purpose and file it on or before on December 7, 2001, with the Secretary at the executive offices of the Company, P.O. Box 7231, St. Louis, Missouri 63177. No subscription shall be effective and binding unless and until accepted by the Company at its executive offices. No subscription will be accepted after the close of business on December 7, 2001.

3. DETERMINATION OF NUMBER OF SHARES FOR WHICH AN ELIGIBLE EMPLOYEE IS ENTITLED TO SUBSCRIBE.

       The maximum number of shares for which an eligible employee may subscribe shall be determined as hereinafter provided:

     3.1. The Subscription Right of each eligible employee, subject to increase as provided in Section 3.2 and reduction as provided in Section 3.3, shall be one share for each $450 of his annual salary rate in effect on March 31, 2001; fractional shares resulting from this computation shall be disregarded.

     3.2. The number of shares determined in accordance with Section 3.1 shall, in the case of eligible employees who on March 31, 2001 were in the grade classifications listed below, be increased by the following percentages:

         3.2.1.        Eligible Employees in Grade 20 or above--200%;

         3.2.2.        Eligible Employees in Grades 17, 18 and 19--150%;

         3.2.3.        Eligible Employees in Grades 15 and 16--125%;

         3.2.4.        Eligible Employees in Grades N and O--85%;

         3.2.5. Eligible Employees in Grade 14 or below who are covered either by the Management Incentive Plan or the Sales Incentive Plan--75%;

         3.2.6.        Eligible Employees in Grades J, K, L and M--50%; and

         3.2.7.        All other Eligible Employees--25%.

Fractional shares resulting from the above computations shall be disregarded.

     3.3. In the event the aggregate number of shares subscribed for by all eligible employees exceeds 1,300,000, the number of shares which each eligible employee will be entitled to purchase shall be reduced to a number determined by multiplying the number of shares such eligible employee has subscribed for (but in no event more than the number to which such employee is entitled to subscribe under this Section) by a fraction, the numerator of which is 1,300,000 and the denominator of which is the aggregate number of shares subscribed for by all eligible employees. Fractional shares resulting from such computation shall be disregarded.

4.  PAYMENTS FOR ISSUANCE OF STOCK.

       Payments for shares subscribed for may be made pursuant to either or both of the following methods:

     4.1. Method A--payment in full on or before January 18, 2002 for all or a portion of the shares subscribed for, in which case the shares paid for will be issued as of January 18, 2002 to the Voting Trustees or Non-Participating Shareholders (as such terms are defined in Section 5.2), whichever is appropriate.

     4.2. Method B--payments in monthly installments, at the rate of $.59 for each share subscribed for and paid for under Method B in each of the 33 months commencing January 2002, and at the rate of $.53 for each such share in the 34th month, in which case the Company shall issue as of the tenth day of March, June, September and December of each year, beginning in March 2002, a share certificate to the Voting Trustees or Non-Participating Shareholders (as such terms are defined in Section 5.2), whichever is appropriate, for such number of full shares of Common Stock as have been fully paid for as of the last day of the preceding month.

         4.2.1. Payments under Method B shall be made, in the case of a subscriber on the Company's payroll, through payroll deductions authorized by the subscriber and, in the case of a subscriber who is no longer on the Company's payroll but whose subscription has not been canceled in accordance with Section 5.4, through pension deductions authorized by the subscriber or monthly payments made directly by such person to the Treasurer of the Company on or before the last day of each month. Except as provided in Section 5.4, subscriptions made under Method B and the obligations of subscribers to make full payment for all shares subscribed for (including any authorization to the Company to make payroll deductions) shall be irrevocable.

         4.2.2. No interest shall be paid on amounts deducted from a participant's salary or pension or paid directly to the Treasurer under Method B.

         4.2.3. A subscriber under Method B, at his option exercised at any time except during the first ten days of March, June, September or December, may pay the balance due on all or any portion of the number of shares subscribed for pursuant to Method B, and upon such payment a share certificate shall be issued for the number of shares for which payment is so made.

5.  CONDITIONS OF SUBSCRIPTION.

       Each subscription for shares of Common Stock hereunder is expressly conditioned, among other things, upon the following terms, to all of which every subscriber by executing a Subscription Agreement agrees:

     5.1.    Right to receive stock not transferable.

       No subscriber may sell, pledge or in any manner alienate or suffer to be alienated his right to receive Voting Trust Certificates or stock certificates representing the shares of Common Stock subscribed for by him. A violation of this provision shall constitute a withdrawal by the subscriber from his Subscription Agreement, in which event the only right of the subscriber or his assignee shall be to have the Company return to the person entitled thereto the total amount paid under said Subscription Agreement. Such return shall operate as a cancellation and satisfaction of all rights under the Subscription Agreement.

     5.2.    Issuance of stock certificates and Voting Trust Certificates.

       A stock certificate or certificates representing the shares subscribed for and purchased pursuant to this Plan by subscribers who are or who, upon executing a Subscription Agreement, become parties to the Voting Trust Agreement (the "Voting Trust Agreement") dated as of April 1, 1997, relating to shares of Common Stock of the Company, shall be issued to, and deposited by the Company with, the Voting Trustees thereunder (the "Voting Trustees") in accordance with the provisions of Section 4.05 of the Voting Trust Agreement. The Voting Trustees will issue Voting Trust Certificates to such subscribers representing the number of shares subscribed for and purchased by them. Stock certificates representing the shares subscribed for and purchased pursuant to this Plan by subscribers who are shareholders prior to such subscription and who are not parties to the Voting Trust Agreement ("Non-Participating Shareholders") shall be issued and delivered directly to such subscribers.

     5.3. Subscribers bound by provisions in Restated Certificate of Incorporation, as amended.

       All shares of Common Stock subscribed for shall be issued and held subject to all the terms, provisions, restrictions and qualifications set forth in the Restated Certificate of Incorporation, as amended, of the Company, which provides, among other things, that the Company has the option to repurchase outstanding shares of Common Stock at the price at which such shares were issued with appropriate adjustment for current dividends in the event any shareholder shall desire to sell, transfer or otherwise dispose of any of his shares, or in the event of his death (in which case the option is exercisable beginning one year after the date of death) or in the event of termination of his employment other than by retirement on a pension. Eligibility for or entitlement to a deferred pension under the Graybar Electric Company, Inc. Pension Plan does not constitute a retirement on a pension for purposes of this Section 5.3 or for purposes of the Restated Certificate of Incorporation. The Voting Trust Certificates issued and to be issued under the Voting Trust Agreement provide, in substance, that every Voting Trust Certificate is issued and held upon and subject to the same terms and conditions upon which shares of Common Stock are issued and held. Each subscriber by executing a Subscription Agreement specifically agrees to be bound by all provisions of this Section 5.3 and agrees that all stock certificates or Voting Trust Certificates owned by such subscriber shall be subject to such provisions.

     5.4.    Cancellation of subscription on termination of employment.

       In the event of the death of a subscriber or the termination of his employment other than by retirement on a pension, except a deferred pension, before any or all of the shares of Common Stock subscribed for are issued, such subscription shall be canceled as to shares not then issued, and the subscriber or subscriber's estate shall be entitled to receive the total amount of the purchase price, if any, then held by the Company for his account for unissued shares under this Plan, without interest. Payment of such amount by the Company shall operate as a cancellation and satisfaction of all rights under his Subscription Agreement. Refund of any balance due employees who terminate service shall be made in the quarter following termination. Eligibility for or entitlement to a deferred pension under the Graybar Electric Company, Inc. Pension Plan does not constitute a retirement on a pension for purposes of this Section 5.4.

     5.5.    Determination of Board of Directors to control.

       The determination of the Board of Directors of the Company or the Executive Committee thereof concerning the application or interpretation of any of the provisions of this Plan or of the Subscription Agreement shall be final, and no director shall incur any responsibility by reason of any error of fact or of law or of any matter or thing done or suffered or omitted to be done in connection with any such determination or interpretation or otherwise, except for his own willful misconduct.

6.  CERTAIN CORPORATE ACTION NOT TO BE TAKEN WITHOUT NOTICE.

       The Company will not take any action after January 18, 2002 which would result in a distribution to its shareholders of shares of Common Stock or other assets (except the payment of cash dividends on shares of Common Stock or the issuance of shares of Common Stock pursuant to installment payments made under Section 4.2) without first giving notice of such proposed action to all subscribers who shall not then have paid their subscriptions in full and granting such subscribers an opportunity within such time (not to be less than 20 days) and in such manner as the Board of Directors may determine to be reasonable, to complete their payments on all shares subscribed for by them and thereby to become shareholders entitled to the benefit of and subject to such action.

7.  RIGHT OF THE COMPANY TO ISSUE AND SELL ADDITIONAL SHARES OF COMMON STOCK.

       Nothing in this Plan shall be construed to limit or restrict in any way the right of the Company from time to time hereafter to sell any of the shares offered pursuant to this Plan and not issued pursuant to subscriptions made hereunder or any shares that may now or hereafter be authorized or may now or hereafter be reacquired by the Company upon exercise of the repurchase option described in Section 5.3 or otherwise.

       Set forth below is the form of the Subscription Agreement approved for use in connection with the Plan:

                            SUBSCRIPTION AGREEMENT

     1. I hereby subscribe to purchase ______ shares of common stock, par value $1.00 per share with a stated value of $20.00 per share (the "Common Stock"), of Graybar Electric Company, Inc., a New York corporation (the "Company"), under and pursuant to the terms and conditions stated below and of the Common Stock Purchase Plan dated as of October 8, 2001 of the Company (the "Plan"). I agree to pay $20.00 for each such share as follows:


                                                                                          NUMBER OF SHARES
                                                                                          ----------------

Method A --        Payment in full on or before January 18, 2002 .......................  ________________

Method B --        Payment in monthly installments. Upon acceptance of this
                   subscription, (i) I direct that, during such time as I shall be on the Company's payroll, periodic deductions shall be made from my salary in accordance with the Plan and applied to the purchase price of the shares subscribed for until such shares are fully paid for or until my subscription is canceled in accordance with
                   Section 5.4 of the Plan; and (ii) I promise that during such time as I shall no longer be on the Company's payroll I will make monthly payments either through authorized pension deductions or directly to the Treasurer of the Company in accordance with the
                   Plan, to be applied to the purchase price of the shares subscribed for by me, until such shares are fully paid for or until my subscription is canceled in accordance with Section 5.4 of the
                   Plan ................................................................  ________________

                   Total shares subscribed for .........................................
                                                                                          ================


     2. I understand that the number of shares I hereby subscribe for may be reduced as provided in Section 3.3 of the Plan.

     3. If I am a party to the Voting Trust Agreement dated as of April 1, 1997 (the "Voting Trust Agreement") relating to shares of Common Stock of the Company, or if I become a party to the Voting Trust Agreement pursuant to
Section 4 of this Subscription Agreement, I agree and direct that certificates for the shares of Common Stock purchased by me pursuant hereto, when issuable pursuant to the Plan, be issued to and deposited with the Voting Trustees under the Voting Trust Agreement who will issue Voting Trust Certificates in my name for the certificates so deposited.

     4. This provision does not apply to subscribers who presently are parties to the Voting Trust Agreement or to subscribers who presently are shareholders of record of Common Stock and are not parties to the Voting Trust Agreement.

     (a) I hereby represent and warrant that I have received a copy of the Voting Trust Agreement, that I am familiar with its terms and provisions and that I desire to become a party to the Voting Trust Agreement and be bound thereby.

     (b) I hereby authorize J. H. Kipper or C. B. Temple as my attorney-in-fact, both with full power of substitution, to execute and deliver the Voting Trust Agreement on my behalf.

     (c) I recognize that this power of attorney constitutes an election to participate in the Voting Trust Agreement, which is given in consideration of a similar election made by other employees of the Company and is therefore irrevocable.

     5. I have read the Plan and, for the considerations stated therein and for the privilege of subscribing for such shares of Common Stock, I agree to be bound by all of the provisions of the Plan, including without limitation the provisions of Section 5 of the Plan.

     6. I request and direct that any Voting Trust Certificates or stock certificates issued in my name pursuant to this subscription be issued as follows:



                                  ---------------------------------------------
                                    (PLEASE PRINT OR TYPE FIRST NAME IN FULL,
                                            MIDDLE INITIAL AND SURNAME)




                                  ---------------------------------------------
                                            SIGNATURE OF SUBSCRIBER

Dated ________________, 2001

                                PURPOSE OF ISSUE

       The Common Stock Purchase Plan affords an opportunity to Graybar employees to purchase common stock under the policy formulated in 1929 when Graybar became an employee-owned company through acquisition by its then employees of all its common stock from Western Electric Company, Incorporated.

       If fully subscribed, the net proceeds of the offering, after the deduction of estimated expenses, will be approximately $25,900,000. We intend to add the net proceeds to our working capital, in part to replenish amounts that have been used to repurchase common stock pursuant to our repurchase option. See "The Offering" and "Description of Common Stock -- Repurchase Option." Payments made for the common stock will be applied to the repayment of short-term indebtedness incurred for working capital purposes and, to the extent not needed for that purpose, will be placed in our general funds or invested in short-term securities. We expect to continue to exercise our option to repurchase outstanding shares of common stock and to use working capital to make these purchases. To the extent shares offered under the Common Stock Purchase Plan are not purchased, the number of shares sold and the proceeds received by us will be reduced. To the extent subscribers elect to purchase shares on a monthly payment basis under the installment method, receipt of the proceeds by us will be deferred.

                                 CAPITALIZATION

       The following table sets forth our capitalization as of July 31, 2001, and as adjusted as of that date to reflect the sale of the common stock offered under the Common Stock Purchase Plan and our receipt of the net proceeds, assuming that all shares offered will be purchased. Because we are unable to estimate the number of shares that will be purchased under the installment method, the "As Adjusted" column assumes that no shares will be so purchased. A significant number of shares may be purchased under the installment method, in which event, the receipt of the proceeds will be deferred.

                                                                                                         AS
                                                                                      ACTUAL          ADJUSTED
                                                                                      ------          --------
                                                                                       (DOLLARS IN THOUSANDS)
SHORT-TERM DEBT:
   Short-term borrowings (1) .................................................      $  295,069       $  269,169

   Current portion of long-term debt .........................................          25,636           25,636

LONG-TERM DEBT:
   7.49% note, unsecured, due in annual installments of
     $14,286 beginning in July 2005 through July 2011 ........................      $  100,000       $  100,000
   6.59% note, unsecured, due in semiannual installments of
     $3,750 beginning in October 2003 through April 2013 .....................          75,000           75,000
   7.36% note, unsecured, maturing May 2011, installments of
     $3,095 due semiannually in each of the years 2001
     through 2010 with final payment of $3,094 due in 2011 ...................          55,714           55,714
   6.65% note, unsecured, due in annual installments of $3,636 in
     each of the years 2003 through 2013 .....................................          40,000           40,000
   6.25% note, unsecured, maturing June 2004, installments of
     $7,000 due annually in each of the years 2000 through 2004 ..............          14,000           14,000
   6.21% to 8.30% capital equipment leases, various maturities ...............          12,569           12,569
   6.44% note, unsecured, due in quarterly installments of $893
     through January 2005 ....................................................           8,929            8,929
   9.23% note secured by a first mortgage on various properties, maturing May 2005, installments of $2,725 due annually in each of the years 1995 through 2004 with final payment of
     $2,750 due in 2005 ......................................................           8,200            8,200
   Variable rate mortgages, secured by facilities, various maturities ........           3,925            3,925
   7.74% note, secured by facility, due in quarterly installments
     through August 2006 .....................................................           2,975            2,975
   7.75% note, secured by facility, due in quarterly installments
     through March 2005 ......................................................           1,100            1,100


CAPITAL STOCK:
   Preferred stock, $20 par value - authorized 300,000 shares;
      outstanding 2,670 shares(2) ............................................      $       53       $       53

   Common stock, $1 par value, $20 stated value - authorized
      7,500,000 shares; outstanding 5,824,634 shares(3) ......................      $  116,493       $  142,493

------------------------


(1) The borrowings under short-term credit agreements consist of issuances of commercial paper and borrowings under revolving credit agreements and bank lines of credit. In July 1999 we entered into a $410,000 Revolving Credit Loan Agreement with a group of banks at an interest rate based on the London Interbank Offered Rate (LIBOR) consisting of a $205,000 364-day facility and a $205,000 five-year facility. The agreement was amended in July 2001 to reduce the 364-day facility commitment from $205,000 to $140,000. The credit agreement expires in July 2004. Amounts outstanding under the Revolving Credit Loan Agreement totaled $50,000 at July 31, 2001.


                                    - 13 -


     We entered into an accounts receivable securitization program in June 2000 which provides for the sale of our trade accounts receivables to a wholly owned, bankruptcy remote, special purpose subsidiary, Graybar Commerce Corporation. The trade accounts receivable purchases are financed through the issuance of commercial paper under a revolving liquidity facility. Under the securitization program, Graybar Commerce Corporation has granted a security interest in its trade accounts receivable. Borrowings outstanding under the securitization program at July 31, 2001 were $200 million, the maximum available under the program. The program expires in June 2003.

(2) Does not include 320 shares of preferred stock acquired and held in treasury.

(3) Does not include 209,504 shares of common stock represented by voting trust certificates and common stock certificates acquired and held in its treasury. Approximately 94% of the shares of common stock outstanding are held under the Voting Trust Agreement.

                 GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                      SELECTED CONSOLIDATED FINANCIAL DATA

       The following data, insofar as it relates to each of the years 1996-2000, has been derived from our audited consolidated financial statements, including the consolidated balance sheets at December 31, 1999 and 2000 and the related consolidated statements of income and of cash flows for the three years ended December 31, 2000 and the notes thereto included elsewhere in this Prospectus, that have been audited by Ernst & Young LLP for the years 1996 to 2000. The data for the six months ended June 30, 2000 and 2001 has been derived from our unaudited consolidated financial statements also appearing in this Prospectus. In the opinion of management, the six-month data includes all adjustments, consisting only of normal recurring accruals, necessary for a fair statement of the results for the unaudited interim periods. Interim results are not necessarily indicative of results for a full year. This information should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Prospectus.


                                                                                                              SIX MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,                                JUNE 30,
                                   -------------------------------------------------------------------    -------------------------
                                      1996           1997          1998         1999          2000            2000         2001
                                      ----           ----          ----         ----          ----            ----         ----
                                                   (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

Sales                              $ 3,001,049   $ 3,348,496   $ 3,744,075   $ 4,311,405   $ 5,227,467    $ 2,544,237   $ 2,554,638
  Less-Cash discounts                   (9,637)      (10,474)      (11,872)      (11,465)      (13,564)        (6,534)       (6,903)
                                   -----------   -----------   -----------   -----------   -----------    -----------   -----------
Net Sales                            2,991,412     3,338,022     3,732,203     4,299,940     5,213,903      2,537,703     2,547,735
                                   -----------   -----------   -----------   -----------   -----------    -----------   -----------
Cost of Merchandise Sold            (2,453,962)   (2,726,147)   (3,042,176)   (3,514,228)   (4,268,764)    (2,084,203)   (2,091,104)
                                   -----------   -----------   -----------   -----------   -----------    -----------   -----------
Interest Expense                       (16,687)      (19,713)      (23,998)      (30,241)      (46,681)       (22,522)      (21,596)
                                   -----------   -----------   -----------   -----------   -----------    -----------   -----------
Provision for Income Taxes:
  Current                              (28,599)      (29,750)      (37,167)      (43,899)      (44,395)       (27,154)       (8,471)
  Deferred                              (1,722)       (6,820)       (4,919)         (130)        1,196          1,199          (288)
                                   -----------   -----------   -----------   -----------   -----------    -----------   -----------
   Total provision for income
    taxes                              (30,321)      (36,570)      (42,086)      (44,029)      (43,199)       (25,955)       (8,759)
                                   -----------   -----------   -----------   -----------   -----------    -----------   -----------
Net Income                              44,533        52,963        59,544        64,659        66,157         37,855        13,418
                                   -----------   -----------   -----------   -----------   -----------    -----------   -----------
Income Applicable to Common Stock       44,526        52,957        59,539        64,654        66,154         37,853        13,417
                                   -----------   -----------   -----------   -----------   -----------    -----------   -----------
Average Common Shares
  Outstanding (A)                        6,300         6,117         5,848         6,276         6,101          6,151         5,916
                                   -----------   -----------   -----------   -----------   -----------    -----------   -----------

Income per Share of
  Common Stock (A)                        7.07          8.66         10.18         10.30         10.84           6.15          2.27
                                   -----------   -----------   -----------   -----------   -----------    -----------   -----------
  Cash dividends per share                2.00          2.00          2.00          2.00          2.00            .60           .60
                                   -----------   -----------   -----------   -----------   -----------    -----------   -----------

Retained Earnings:
  Balance, beginning of period          84,801       115,218       149,226       193,838       241,473        241,473       290,405
  Add-Net income                        44,533        52,963        59,544        64,659        66,157         37,855        13,418
                                   -----------   -----------   -----------   -----------   -----------    -----------   -----------
                                       129,334       168,181       208,770       258,497       307,630        279,328       303,823
                                   -----------   -----------   -----------   -----------   -----------    -----------   -----------
 Less Dividends:
  Preferred ($1.00 per share)               (7)           (6)           (5)           (5)           (3)            (2)           (1)
  Common (in cash)                      (9,480)       (9,576)      (10,031)      (11,442)      (11,583)        (3,509)       (3,537)
  Common (in stock)                     (4,629)       (9,373)       (4,896)       (5,577)       (5,639)           ---           ---
                                   -----------   -----------   -----------   -----------   -----------    -----------   -----------
                                       (14,116)      (18,955)      (14,932)      (17,024)      (17,225)        (3,511)       (3,538)
                                   -----------   -----------   -----------   -----------   -----------    -----------   -----------
  Balance, end of period           $   115,218   $   149,226   $   193,838   $   241,473   $   290,405    $   275,817   $   300,285

  Advance payments on
   subscriptions to common stock            52            37           ---            56            49             48            42
Stock Outstanding:
  Preferred                                143           119           108            68            57             61            55
  Common                                98,321       103,749       103,690       118,270       119,828        116,321       117,195
                                   -----------   -----------   -----------   -----------   -----------    -----------   -----------
                                       213,734       253,131       297,636       359,867       410,339        392,247       417,577
Accumulated other comprehensive
  income                                   ---           ---          (836)         (204)         (542)          (570)       (1,688)
Total Shareholders' Equity         $   213,734   $   253,131   $   296,800   $   359,663   $   409,797    $   391,677   $   415,889
                                   -----------   -----------   -----------   -----------   -----------    -----------   -----------
Total Assets                       $   881,636   $ 1,051,821   $ 1,167,847   $ 1,698,544   $ 1,843,438    $ 1,752,406   $ 1,754,031
Long-term Debt                     $   151,659   $   139,748   $   269,570   $   255,897   $   238,349    $   242,475   $   222,643


----------------------
(A) Adjusted for the declaration of 5% stock dividends in 1996, 1998, 1999 and 2000, and a 10% stock dividend in 1997. Before adjusting for stock dividends, the average common shares outstanding were 4,712 for 1996, 4,805 for 1997, 5,052 for 1998, 5,692 for 1999 and 5,811 for 2000.

This summary should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.

                                    - 15 -

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        (Dollars stated in thousands except for share and per share data)

FINANCIAL CONDITION AND LIQUIDITY

       At June 30, 2001, current assets exceeded current liabilities by $417,832, down $31,425 from December 31, 2000. Current assets at June 30, 2001 were sufficient to meet the cash needs required to pay current liabilities. Merchandise inventory levels were lower at June 30, 2001 when compared to December 31, 2000 levels due largely to improved inventory turnover and reductions in specific inventory carried to support customer contract agreements. The substantial increase in trade accounts payable and the reduction in short-term borrowings resulted primarily from additional dating taken on supplier payments. We do not have any other plans or commitments that would require significant amounts of additional working capital.

       We plan to convert our existing computer systems to an Enterprise Resource Planning (ERP) system over the course of the next several years. Although the initial stages of the project are currently under way, scheduled implementation dates and the cost to complete the project have not been finalized, although we expect that the costs will be substantial. We are actively pursuing special financing arrangements to fund the project. We expect that conversion to the ERP system will provide future benefits to our results of operations.

       At June 30, 2001 we had available unused lines of credit amounting to $394,946. These lines are available to meet short-term cash requirements. Short-term borrowings outstanding during 2001 through June 30 ranged from a minimum of $268,052 to a maximum of $479,000.

       In July 1999 we entered into a $410,000 Revolving Credit Loan
Agreement with a group of banks at an interest rate based on the London Interbank Offered Rate (LIBOR) consisting of a $205,000 364-day facility and a $205,000 five-year facility. The agreement was amended in July 2001 to reduce the 364-day facility commitment from $205,000 to $140,000. The credit agreement expires in July 2004. Amounts outstanding under the Revolving Credit Loan Agreement totaled $50,000 at June 30, 2001.

       We entered into an accounts receivable securitization program in June 2000 that provides for the sale of our trade accounts receivable to a wholly owned, bankruptcy remote, special purpose subsidiary, Graybar Commerce Corporation. The trade accounts receivable purchases are financed through the issuance of commercial paper under a revolving liquidity facility. Under the securitization program, Graybar Commerce Corporation has granted a security interest in its trade accounts receivable. Borrowings outstanding under the securitization program at June 30, 2001 were $200 million, the maximum available under the program. The program expires in June 2003.

       We have funded our capital requirements from operations, stock issuances to our employees and long-term debt. In July 2001 we received the proceeds from a ten-year note for $100,000 at a fixed interest rate of 7.49% with principal payable in annual installments beginning in July 2005. Net proceeds from the note were used to pay down outstanding debt.

       The Revolving Credit Loan Agreement and certain other note agreements have various covenants that limit our ability to make investments, pay dividends, incur debt, dispose of property and issue equity securities. We are also required to maintain specified financial ratios as defined in the agreements.

       During the first six months of 2001, cash provided by operations amounted to $183,944 compared to $38,876 cash provided by operations in the first six months of 2000 due primarily to the changes in trade receivables, merchandise inventory and trade payables. Cash provided from the sale of common stock and proceeds received on stock subscriptions amounted to $259 in the first six months of 2001.

       Capital expenditures for property were $28,977 in 1998, $31,322 in 1999 and $58,747 in 2000. Capital expenditures for the six-month period ended June 30, 2000 were $20,199 and $27,911 for the six-month period ended June 30, 2001. Purchases of treasury stock were $5,303 in 1998, $5,394 in 1999 and $5,179 in 2000. Purchases of treasury stock were $2,787 for the six-month period ended June 30, 2000 and $2,901 for the six-month period ended June 30, 2001. Dividends paid were $9,802 in 1998, $10,670 in 1999 and $11,498 in
2000. Dividends paid for the six-month period ended June 30, 2000 were $9,767 and were $9,881 for the six month period ended June 30, 2001.


RESULTS OF OPERATIONS

Six Months Ended June 30, 2001 Compared to Six Months Ended June 30, 2000

       Net sales in the first six months of 2001 were .4% higher than in the first six months of 2000. The relatively small increase in net sales resulted from a generally flat economy in the market sectors in which we operate.

       Gross margin in the first six months of 2001 increased .7% compared to the first six months of 2000 primarily due to a generally higher gross margin rate on sales.

       The increase in selling, general and administrative expenses in the first six months of 2001 compared to the first six months of 2000 occurred largely because of growth in personnel complement and increases in compensation and related expenses. In addition, continued implementation of a company-wide customer service and logistics project throughout 2000 and 2001 resulted in higher selling, general and administrative expenses in the first six months of 2001 compared to the first six months of 2000 due to increases in the Company's number of facilities and related staffing and start-up expenses. The increased expenses were anticipated by management and are expected to provide future benefits to our results of operations.

       Interest expense decreased in the first six months of 2001 compared to the first six months of 2000 primarily due to lower interest rates on short-term borrowings.

       Other income includes service charges for special services provided to one customer of $2,380 in the first six months of 2000 and service charges of $2,179 and gains on sale of property of $2,549 in the first six months of 2001.

       The combined effect of the increases in gross margin and other income and the decrease in interest expense, together with increases in selling, general and administrative expenses and depreciation and amortization, resulted in a decrease in pretax earnings of $41,633 in the first six months of 2001 compared to the same period in 2000.

2000 Compared to 1999

       Net sales in 2000 were 21.3% higher than in 1999. The higher net sales resulted from improvements in the market sectors of the economy in which we operate. The impact of inflation on sales and cost of sales was not significant in 2000.

       Gross margin in 2000 increased 20.3% compared to 1999 primarily due to the increased sales in the electrical and communications markets.

       The increase in selling, general and administrative expenses in 2000 compared to 1999 occurred largely because of growth in personnel complement and increases in compensation and related expenses. In addition, continued implementation of a company-wide customer service and logistics project resulted in higher selling, general and administrative expenses in 2000 compared to 1999 due to increases in the Company's number of facilities and related staffing and start-up expenses. The increased expenses were anticipated by management and are expected to provide future benefits to our results of operations.

       Interest expense increased in 2000 compared to 1999 primarily due to increased levels of borrowing incurred to finance higher aggregate levels of inventory and receivables. Interest rates on 2000 short-term borrowings were higher than for the same period in 1999.

       Other income includes service charges for special services provided to one customer of $4,434 in 2000 and service charges of $3,839 and gains on sale of property of $540 in 1999.

       The combined effect of the increase in gross margin and the decrease in other income, together with the increases in selling, general and administrative expenses, interest expense and depreciation and amortization, resulted in an increase in income before provision for income taxes of $668 in 2000 compared to 1999.

1999 Compared to 1998

       Net sales in 1999 were 15.2% higher than in 1998. The higher net sales resulted from improvements in the market sectors of the economy in which we operate. The impact of inflation on sales and cost of sales was not significant in 1999.

       Gross margin in 1999 increased 13.9% compared to 1998 primarily due to the increased sales in the electrical and communications markets.

       The increase in selling, general and administrative expenses in 1999 compared to 1998 occurred largely because of growth in personnel complement and increases in compensation and related expenses. In addition, continued implementation of a company-wide customer service and logistics project resulted in higher selling, general and administrative expenses in 1999 compared to 1998 due to increases in the Company's number of facilities and related staffing and start-up expenses. The increased expenses were anticipated by management and are expected to provide future benefits to our results of operations.

       Interest expense increased in 1999 compared to 1998 primarily due to increased levels of borrowing incurred to finance higher aggregate levels of inventory and receivables. Interest rates on 1999 short-term borrowings were slightly higher than for the same period in 1998.

       Other income includes service charges for special services provided to one customer of $3,839 and gains on sale of property of $540 in 1999 and service charges of $1,000 and gains on sale of property of $808 in 1998.

       The combined effect of the increases in gross margin and other income, together with the increases in selling, general and administrative expenses, interest expense and depreciation and amortization, resulted in an increase in income before provision for income taxes of $7,058 in 1999 compared to 1998.

                                    DIVIDENDS

       We have paid cash dividends on our common stock every year since 1929. The following table sets forth the cash dividends per share of common stock declared during the periods indicated.


                                                                                       Cash
                                                                                     Dividends
                                                                                     ---------

         1996         ......................................................          $ 2.00

         1997*        ......................................................            2.00

         1998*        ......................................................            2.00

         1999         First Quarter* .......................................             .30
                      Second Quarter .......................................             .30
                      Third Quarter ........................................             .30
                      Fourth Quarter .......................................            1.10

         2000         First Quarter* .......................................             .30
                      Second Quarter .......................................             .30
                      Third Quarter ........................................             .30
                      Fourth Quarter .......................................            1.10

         2001         First Quarter* .......................................             .30
                      Second Quarter .......................................             .30


         * Stock dividends of 5% were declared in September 1996 and December 1998, 1999 and 2000. A stock dividend of 10% was declared in September 1997. The shares representing these dividends were issued in February of the following year.


                                    BUSINESS

       Graybar was incorporated under the laws of the State of New York on December 11, 1925 to take over the wholesale supply department of Western Electric Company, Incorporated. We are engaged internationally in the distribution of electrical and communications products and integrated supply services. All products sold by us are purchased from others.

SUPPLIERS

       Graybar distributes the products of more than 4,500 manufacturers. Our relationship with a number of our principal suppliers goes back many years. It is customarily a nonexclusive national or regional distributorship that is terminable upon 30 to 90 days notice.

       During 2000 and the period ended June 30, 2001, we purchased a significant portion of the products we distribute from several major suppliers. The termination by any of these companies within a short period of time of its agreement with us might have an immediate material adverse effect on our business. However, we believe that within a reasonable period of time we could find alternate sources of supply adequate to alleviate this adverse effect.

PRODUCTS DISTRIBUTED

       We distribute more than 180,000 different products and, therefore, are able to supply our customers with a wide variety of electrical and communications products. The products distributed consist primarily of wire, cable, conduit, wiring devices, tools, motor controls, transformers, lamps, lighting fixtures and hardware, power transmission equipment, telephone station apparatus, key systems, PBXs, data products for local area networks or wide area networks, fiber optic products, and CATV products. These products are sold to contractors (both industrial and residential), industrial plants, telephone companies, private and public utilities and commercial users.

       On June 30, 2000 we had orders on hand that totaled approximately $525,702,000. On June 30, 2001, orders on hand were approximately $480,868,000. We believe that the decrease reflects the flat economy in the market sectors in which we operate. We expect that approximately 85% of the orders on hand at June 30, 2001 will be filled within the twelve-month period ending June 30, 2002. Historically, orders on hand for our products have been firm. However, customers from time to time request cancellation and this has been allowed.

MARKETING

       Graybar sells its products through a network of distribution facilities located in 15 geographical districts throughout the United States. In each district, we maintain a main distribution facility and a number of branch distribution facilities, each of which operates as a wholesale distributor for the territory in which it is located. The main distribution facility in each district carries a substantially larger inventory than the branch facilities so that the branch facilities can call upon the main distribution facility as needed. In addition, we maintain 10 zone warehouses that carry both standard and specialized inventory products. The zone warehouses replenish the inventories carried at the distribution facilities and also make shipments directly to customers. We also operate two special districts to serve the needs of specific customers and have subsidiary operations with distribution facilities located in Puerto Rico, Mexico, Singapore and Canada.

         Our distribution facilities are shown in the following table:

                                      Number of Branch
                                        Distribution                                                Number of
Location of Main                       Facilities in                                              Distribution
Distribution Facility                     District                                                 Facilities
---------------------                  --------------                                             -------------
Boston, MA .......................           11        Graybar International, Inc.
Cincinnati, OH ...................           18        ---------------------------
City of Industry, CA .............           26          Puerto Rico ..........................         1
Dallas, TX .......................           22
Glendale Heights, IL .............           21        Graybar Electric Canada, Ltd.
Houston TX .......................           10        -----------------------------
Minneapolis, MN ..................           18          Canada ...............................        24
New York, NY .....................           16
Norcross, GA .....................           21        Graybar de Mexico, S.DE R.L. DE C.V.
Phoenix, AZ ......................           14        ------------------------------------
Pittsburgh, PA ...................           12          Mexico City, Mexico ..................         1
Richmond, VA .....................           17
Seattle, WA ......................           14        Graybar International PTE., Ltd.
St. Louis, MO ....................           14        --------------------------------
Tampa, FL ........................           22          Singapore ............................         1

Special Customer-Specific
Districts
-------------------------
Greensboro, NC ...................            5
Aurora, CO .......................            2

                                         Number of
Zone Warehouses                          Locations
---------------                         -----------
Austell, GA ......................            1
Cranbury, NJ .....................            1
Dallas, TX .......................            1
Fresno, CA .......................            1
Joliet, IL .......................            1
Rogers, MN .......................            1
Seattle, WA ......................            1
Stafford, TX .....................            1
Taunton, MA ......................            1
Youngstown, OH ...................            1


       Where the specialized nature or size of a particular shipment warrants, products are shipped directly from our suppliers to the place of use. In other cases, orders are filled from our inventory. On a dollar volume basis, over sixty percent of the orders are filled from inventory. We generally finance inventory from internally generated funds and from long and short-term borrowings.

       We have more than 200,000 customers that fall into six general classes. The following list shows the estimated percentage of our total sales for each of the last three years and the six-month periods ended June 30, 2000 and 2001 attributable to each class:

                                                                                   Six Months Ended
                                              Year Ended December 31,                  June 30,
                                       ------------------------------------       -------------------
Class of Customers                      1998            1999          2000         2000          2001
------------------                      ----            ----          ----         ----          ----
Electrical contractors                  38.2%           36.7%         35.7%        34.6%         36.9%
Industrial plants                       25.5            22.2          20.9         20.9          21.0
Communication companies                 28.7            30.6          33.6         33.1          34.8
Private and public power utilities       3.9             3.6           3.2          3.3           3.4
Integrated supply                        2.4             6.0           6.0          7.5           3.2
Miscellaneous                            1.3              .9            .6           .6            .7
                                       -----           -----         -----        -----         -----
                                       100.0%          100.0%        100.0%       100.0%        100.0%
                                       ======          ======        ======       ======        ======


       At June 30, 2001, we employed approximately 3,700 persons in sales capacities. Approximately 1,700 of these sales personnel were sales representatives who work in the field making sales to customers at the work site. The remainder of the sales personnel were sales and marketing managers and telemarketing, advertising, quotation, counter and clerical personnel.

COMPETITION

       We believe that Graybar is one of the three largest distributors of electrical and comm/data products in the United States. The field is highly competitive. We estimate that the three largest distributors account for only a small portion of the total market. The balance of the market is accounted for by independent distributors and manufacturers operating on a local, state-wide or regional basis.

       We believe that our competitive position is primarily a result of our ability to supply our customers through a network of conveniently located distribution facilities with a broad range of electrical and communications products within a short period of time from order receipt. Price is also important, particularly when we are asked to submit bids to contractors in connection with large construction jobs.

EMPLOYEES

       At June 30, 2001, we employed approximately 11,000 persons on a full-time basis. Approximately 200 of these persons were covered by union contracts. We have not had a material work stoppage and consider our relations with our employees to be good.


                                                      MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

                             Name                                                   Office
                             ----                                                   ------


         R. A. Reynolds, Jr.* ........................        Director and Chairman of the Board, President
                                                                and Chief Executive Officer

         R. A. Cole ..................................        Director and District Vice President

         D. E. DeSousa* ..............................        Director and Senior Vice President-Comm/Data
                                                                Business

         T.F. Dowd* ..................................        Director, Vice President, Secretary and General Counsel

         T.S. Gurganous ..............................        Director and District Vice President

         G.W. Harper* ................................        Director and Vice President-Operations

         J. H. Hinshaw* ..............................        Director and Senior Vice President and
                                                                Chief Financial Officer

         G. D. Hodges ................................        Director and District Vice President

         J. C. Loff ..................................        Director and District Vice President

         R.D. Offenbacher ............................        Director and District Vice President

         C.R. Udell* .................................        Director and Senior Vice President-Electrical Business

         J.F. Van Pelt* ..............................        Director and Vice President-Human Resources

         ------------------


         * Members of the Executive Committee of the Board of Directors.

                           DESCRIPTION OF COMMON STOCK

       Graybar's authorized capitalization consists of 300,000 shares of preferred stock and 7,500,000 shares of common stock. The stated value of the common stock is $20 per share. As of June 30, 2001 there were 70 holders of preferred stock, 153 holders of common stock and 5,136 holders of voting trust certificates for common stock.

DIVIDEND RIGHTS

       Holders of preferred stock are entitled to receive, when declared by the Board, dividends in cash at the rate of $1 per share per year. The preferred stock dividends are non-cumulative except to the extent earned in each calendar year. If preferred stock dividends are current, dividends may be paid upon the common stock.

VOTING RIGHTS

       Except as otherwise required by law, holders of common stock have the exclusive right to vote for the election of directors and for all other purposes. Approximately 94% of the issued and outstanding shares of common stock are held by the Voting Trustees under the Voting Trust Agreement. The powers of the Voting Trustees to exercise the voting powers of the common stock are described under the heading "Summary of Certain Provisions of the Voting Trust Agreement."

LIQUIDATION RIGHTS

       In the event of voluntary or involuntary dissolution, liquidation or winding-up of Graybar, after payment in full of the amounts required to be paid to the holders of preferred stock, the holders of common stock are entitled to share ratably in all remaining assets.

       In the event of dissolution or liquidation of Graybar, the holders of preferred stock are entitled to receive the par value of the shares plus an amount equal to any dividends accrued thereon to the extent earned but unpaid to the date of payment.

MISCELLANEOUS

       The common stock has no conversion, preemptive or subscription rights and there are no sinking fund or redemption provisions applicable thereto. The outstanding common stock is, and the shares to be sold under the Common Stock Purchase Plan will be when issued in accordance with the Plan, validly issued, fully paid and non-assessable. Under the New York Business Corporation Law, the ten largest holders of common stock are liable under specified conditions for debts, wages or salaries due and not paid by us to any laborers, servants or employees, other than contractors, for services performed by them for us.

REPURCHASE OPTION

       The following is a brief summary of the provisions of our Certificate of Incorporation that place restrictions and limitations on the holding and sale, transfer, pledge or other disposition of common stock. These provisions also apply to voting trust certificates.

       No holder of common stock may sell, transfer or otherwise dispose of any shares without first offering Graybar the option to purchase those shares within 30 days after the offer for $20 per share, with appropriate adjustment for regular dividends, if any, declared and paid at the end of the quarter in which the offer is made. We also have the option to purchase for $20 per share, adjusted for dividends, the common stock of any stockholder who ceases to be an employee for any reason other than death or retirement on a pension (except a deferred pension) at any time after termination of employment until 30 days after the holder makes an offer to sell the common stock to us. In the event of the death of any stockholder, we have the option to purchase all or any part of his common stock from his estate for $20 per share, adjusted for dividends, at any time after the expiration of one year from the date of death until 30 days after the common stock has been offered to us. If the estate offers to sell the shares to us within the one-year period, our option terminates 30 days from the offer. In the past, we have always exercised these options and we expect to continue to do so.

       No stockholder may hypothecate or pledge common stock, except under an agreement of hypothecation or pledge containing provisions permitting us to exercise the repurchase options referred to above and to redeem the pledge of shares in the event of default upon payment of the lesser of the amount due on the pledge or the purchase price, with suitable provisions for redemption by the stockholder or payment to him of any balance to which he may be entitled. No stockholder may transfer or place any shares of common stock, or voting trust certificates representing shares, into a trust, except that we will, under certain circumstances, permit a transfer or placement upon receipt of a written agreement from the trustees and the stockholder in form satisfactory to us providing that the stockholder retains the right to direct the action to be taken by the trustees on any matter submitted to a vote by holders of common stock or voting trust certificates and permitting us to exercise the options referred to above and to redeem the shares, or voting trust certificates representing shares, if any party other than the holder or the trustee shall claim or establish ownership of or interest in the shares, or voting trust certificates representing shares, and requiring the trustees to comply with all provisions of our Certificate of Incorporation relating to the sale, transfer or other disposition of shares.

                  INFORMATION CONCERNING THE VOTING TRUSTEES

       Approximately 94% of the issued and outstanding shares of common stock are held of record in the names of D. E. DeSousa, G.W. Harper, R.D. Offenbacher, R.A. Reynolds, Jr. and C. R. Udell, as Voting Trustees under the Voting Trust Agreement. As a result, the Voting Trustees share approximately 94% of the voting power with respect to election of directors and certain other matters requiring stockholder approval. Shares of common stock held of record by the Voting Trustees are held for the benefit of holders of voting trust certificates issued by the Voting Trustees.

         The Voting Trust Agreement will terminate on March 31, 2007 unless sooner terminated as provided therein.

         The names, positions with Graybar and business addresses of the Voting Trustees are as follows:


Name and Position                                                            Business Address
-----------------                                                            ----------------

R. A. Reynolds, Jr., Director and Chairman of the Board,
  President and Chief Executive Officer ..............................       34 North Meramec Avenue
                                                                             St. Louis, MO 63105

D. E. DeSousa, Director and Senior Vice President-
  Comm/Data Business .................................................       34 North Meramec Avenue
                                                                             St. Louis, MO 63105

G.W. Harper, Director and Vice President-Operations ..................       34 North Meramec Avenue
                                                                             St. Louis, MO 63105

R.D. Offenbacher, Director and District Vice President ...............       34 North Meramec Avenue
                                                                             St. Louis, MO 63105

C. R. Udell, Director and Senior Vice President-
  Electrical Business ................................................       34 North Meramec Avenue
                                                                             St. Louis, MO 63105


       The sole occupation of each Voting Trustee is his employment with Graybar. All communications to the Voting Trustees should be addressed to the Voting Trustees, c/o Graybar Electric Company, Inc., P.O. Box 7231, St. Louis, Missouri 63177.

       As of July 31, 2001, each of the Voting Trustees owned voting trust certificates of record and beneficially as follows:


                                                                Amount       Percent of
Name                                                           Owned(a)      Class Owned
----                                                           --------      -----------

R.A. Reynolds, Jr. ...................................          6,382            .12

D. E. DeSousa ........................................            123            .01

G.W. Harper ..........................................          8,398            .15

R.D. Offenbacher .....................................          5,658            .10

C. R. Udell ..........................................          6,644            .12

         ----------------

            (a) The number of shares of common stock to which the voting trust certificates relate.

       No person owns of record and beneficially voting trust certificates representing more than 1% of the outstanding common stock.

       As of July 31, 2001, all officers and directors as a group owned beneficially, directly and indirectly, voting trust certificates representing 151,095 shares of common stock (representing approximately 3% of the outstanding shares) and no shares of Preferred Stock.

       None of the Voting Trustees has received or will receive remuneration for serving in that capacity. The table below sets forth the aggregate cash compensation of the Voting Trustees during the year ended December 31, 2000, in their capacities as officers and directors of Graybar.


                                                                                                           All Other
Name of Individual        Capacities in Which Served                    Salary(1)     Bonus (1),(2)    Compensation (3)
------------------        --------------------------                    ---------     --------------   ----------------
R.A. Reynolds, Jr. ....    Director and Chairman of the Board,
                             President and Chief Executive Officer      $273,308         $301,235          $45,067

D.E. DeSousa ..........    Director and Senior Vice President-
                             Comm/Data Business                          133,698          118,662           19,255

G.W. Harper ...........    Director and Vice President-Operations        178,688          174,222           32,829

R.D. Offenbacher ......    Director and District Vice President          129,028           96,771           19,927

C.R. Udell ............    Director and Senior Vice President-
                             Electrical Business                         168,777          157,079           28,720

----------------
(1) Includes amounts accrued and deferred pursuant to deferred compensation agreements with certain employees who were not eligible to participate in the employee contribution portion of the Profit Sharing and Savings Plan. These agreements provide for deferral of from 2% to 15% of salary in 1998, 1999, 2000 and 2001 and 2% to 25% of bonus payments in 1998,
      1999, 2000 and 2001. Payment of sums deferred will generally be made in five or ten annual installments commencing on retirement or in a lump sum on termination of service other than by retirement. Interest is credited to sums deferred at the rate applicable to the fixed income account of the Profit Sharing and Savings Plan at the end of each calendar quarter.

(2) Bonus paid on March 15th each year under the Management Incentive Plan with respect to services rendered during the prior year. The Management Incentive Plan covers all of our officers and other management employees. In accordance with this Plan, each participant has a guideline incentive, ranging from 20% to 80% of base salary. This guideline is subject to a year-end adjustment based on performance against Plan goals. The adjustments are based on objective measurements, such as sales and profits, but may be varied at the discretion of the president and district vice presidents. Participants may earn a maximum of 150% of the applicable guideline.

(3) Profit sharing contributions accrued for the years indicated. The profit sharing contribution for 1998 was made on March 31, 1999, the profit sharing contribution for 1999 was made on April 3, 2000 and the profit sharing contribution for 2000 was made on April 2, 2001. Contributions by the Company under the Profit Sharing and Savings Plan are made at the discretion of the Board of Directors for eligible employees and, subject to certain exceptions, are made in proportion to their annual compensation. Except as otherwise provided in the Profit Sharing and Savings Plan and the related Trust Agreement, the monies held in trust thereunder are paid to employees upon termination of employment for any reason including their retirement or, in the event of their death prior to the complete distribution of their interests, are paid to their estates or designated beneficiaries. In addition, the column headed "All Other Compensation" also includes payments made to the deferred compensation accounts of the respective individuals based on contribution limitations contained in Sections 401 and 415 of the Internal Revenue Code. For 2000, $19,533 was credited to Mr. Reynolds' deferred compensation account in this regard. Similarly, $2,255 was credited to Mr. DeSousa's account, $13,743 to Mr. Harper's account, $1,450 to Mr. Offenbacher's account and $7,915 to Mr. Udell's account.


       Graybar has a qualified defined benefit pension plan covering all eligible full-time employees. Employees become fully vested after 5 years of service. Generally, employees may retire and begin receiving pensions at the age of 65, or earlier under the following conditions: at age 55 with 20 years or more of service with us, at age 50 with 25 years of service with us, or any age with 30 years of service with us under the plan. Before the September 1, 2001 plan change, employees without 15 years of service between January 1, 1993 and August 31, 2000 were eligible for their pension benefit upon attaining age 60 with 20 years of service.

       An employee's annual pension income is based on the employee's average covered compensation during the 60 consecutive months preceding retirement in which earnings were highest, multiplied by one percent for each year of Company service and offset by an amount which cannot exceed limitations imposed by the Internal Revenue Code. As of December 31, 2000, the years of credited service for the Voting Trustees were as follows: R.A. Reynolds, Jr.
- 28, D.E. DeSousa - 19, G.W. Harper - 43, R.D. Offenbacher - 32 and C.R. Udell - 35. The amounts of salary and bonus in the compensation table above are substantially equivalent to covered compensation under the plan. To the extent that annual benefits exceed limitations imposed by the Internal Revenue Code, the benefits will be paid out of the general revenues of the Company by means of a supplemental benefits plan.

       The following table sets forth annual benefits that would become payable under our pension plan or supplemental benefits plan based on assumptions as to earnings and years of credited service without giving effect to any applicable Social Security offset.


                                           Years of Service
                        ------------------------------------------------------
  Compensation             20         25         30          35         40
  ------------             --         --         --          --         --

   $  300,000 ........  $ 60,000   $ 75,000   $ 90,000    $105,000   $120,000
      400,000 ........    80,000    100,000    120,000     140,000    160,000
      600,000 ........   120,000    150,000    180,000     210,000    240,000
      800,000 ........   160,000    200,000    240,000     280,000    320,000
    1,000,000 ........   200,000    250,000    300,000     350,000    400,000
    1,200,000 ........   240,000    300,000    360,000     420,000    480,000

       We anticipate that each of the Voting Trustees will acquire a beneficial interest in all or a part of the common stock that he will be entitled to purchase under the Common Stock Purchase Plan. The approximate number of shares that each of the Voting Trustees will be entitled to purchase is as follows:

         Name                                            Number of Shares
         ----                                            ----------------

         R. A. Reynolds, Jr.                                  2,400
         D.E. DeSousa                                         1,197
         G.W. Harper                                          1,215
         R.D. Offenbacher                                       915
         C.R. Udell                                           1,209

                                    - 28 -

         SUMMARY OF CERTAIN PROVISIONS OF THE VOTING TRUST AGREEMENT

       The statements under this heading relating to the Voting Trust Agreement are summaries and may not contain all the information that may be important to you. Copies of the Voting Trust Agreement are on file at our principal executive office and with the SEC in Washington, D.C. See "Where You Can Find More Information." All section references are to the Voting Trust Agreement.

       General. The Voting Trust Agreement provides for the deposit into the Voting Trust of common stock or voting stock of Graybar or a successor corporation issued in respect of the common stock in connection with a recapitalization or reclassification of the common stock or the merger or consolidation of Graybar into another corporation. Stock deposited in the Voting Trust may not be withdrawn by the beneficial owner before the expiration or termination of the Voting Trust Agreement. Certificates representing shares of common stock deposited under the Voting Trust Agreement must be deposited, within a reasonable time after receipt by the Voting Trustees, either in a safe deposit box rented by the Voting Trustees or with a depositary bank or trust company located in the County of St. Louis, State of Missouri. No depositary has been appointed. The Voting Trustees have no present intention of appointing a depositary. (Section 6.02)

       The Voting Trust was originally established in 1928 as a security device in connection with the purchase of the wholesale supply business of Western Electric Company, Incorporated. The Voting Trust arrangement has been continued since its inception by the periodic adoption, as permitted by applicable law, of successive Voting Trust Agreements by substantially all of our stockholders. In connection with the adoption of each new Voting Trust Agreement, management has recommended to stockholders that the Voting Trust arrangement be continued because it believed that the operation of the business had been successfully conducted under this arrangement and that it was in Graybar's best interests.

       The Voting Trust Agreement will expire March 31, 2007 unless extended or sooner terminated. The Voting Trust Agreement may be terminated at any time by a majority of the Voting Trustees or by the holders of voting trust certificates representing at least 75% of the common stock deposited. At any time within six months before the expiration of the Voting Trust Agreement, holders of voting trust certificates may, by agreement in writing with the Voting Trustees and Graybar, extend the duration of the Voting Trust Agreement for an additional period not exceeding ten years. Any extension will be binding only upon holders of voting trust certificates who give their consent. (Section 6.04)

       The Voting Trust Agreement may be amended or modified at any time by a majority of the Voting Trustees, Graybar and the holders of voting trust certificates representing at least 75% of the number of shares of common stock deposited under the Voting Trust Agreement. Any amendment or modification could affect the rights of the then existing holders of voting trust certificates. (Section 6.03)

       The Voting Trust Agreement is governed by the laws of New York. Under the New York Business Corporation Law, holders of voting trust certificates are given the right to inspect our books and records under certain circumstances. We intend to furnish copies of our Annual Report to holders of voting trust certificates. (Section 6.08)

       Voting Trustees. Voting Trustees must be employees of Graybar. Any Voting Trustee who for any cause, including retirement on a pension, ceases to be an employee automatically ceases to be a Voting Trustee. Voting Trustees may at any time resign and may be removed by holders of voting trust certificates representing at least 66 2/3% of the number of shares of common stock deposited under the Voting Trust Agreement. (Section 5.01)

       Vacancies in the office of Voting Trustee will be filled by a majority of the remaining Voting Trustees, unless there shall be less than three Voting Trustees in office, in which event the vacancies shall be filled by the Graybar directors. No Voting Trustee who has been previously removed from office may be redesignated or elected a Voting Trustee without the approval of holders of voting trust certificates representing at least 66 2/3% of the common stock deposited under the Voting Trust Agreement. (Section 5.01)

       The Voting Trust Agreement provides that the Voting Trustees shall exercise their best judgment in securing the election of suitable directors and in voting on or consenting to other matters. Voting Trustees may be, and may vote for themselves as, Graybar directors. No person is disqualified from acting as a Voting Trustee by reason of any personal interest in Graybar and a Voting Trustee may deal with Graybar as fully as if he were not an officer. The Voting Trustees may execute any of the trusts or powers or perform any of the duties under the Voting Trust Agreement either directly or by or through agents or attorneys appointed by them. Any action required or permitted to be taken by the Voting Trustees may be taken by vote or written consent of a majority of the Voting Trustees. (Sections 5.02 and 5.03)

       Voting Trustees and their agents and attorneys are not liable to holders of voting trust certificates or Graybar except for their individual willful misconduct. We have agreed to indemnify the Voting Trustees and their agents or attorneys for, and to hold them harmless against, any tax, loss, liability or expense incurred for any reason, except their own individual willful misconduct, arising out of or in connection with the acceptance or administration of the Voting Trust and the performance of their duties and obligations and the exercise of their rights and powers under the Voting Trust. The Voting Trustees have been informed that in the opinion of the SEC indemnification for liabilities arising under the Securities Act is against public policy and is unenforceable. We have also agreed to pay reasonable expenses incurred by the Voting Trustees in connection with the performance of their duties and obligations under the voting trust agreement.

       In consideration of the Voting Trustees agreement to serve in that capacity for the benefit of the holders of voting trust certificates, the Voting Trust Agreement provides that, in the event Graybar fails or is unable to provide indemnification or pay expenses, the holders of voting trust certificates will do so. In that event, the responsibility for indemnification will be allocated among them ratably in proportion to the common stock represented by their voting trust certificates. The obligations of Graybar and the holders of Voting Trust Certificates are payable from any funds or other assets held by the Voting Trustees for their respective accounts. (Sections 5.03 and 5.04)

       No bond is to be posted by the Voting Trustees with respect to their performance under the Voting Trust Agreement.

       Voting. The Voting Trustees are entitled in their discretion and using their best judgment to vote on or consent to the election of directors and, except as described below, the ratification, approval or disapproval of any other action or proposed action. The Voting Trustees, each of whom is currently a Graybar director, are specifically authorized to vote for themselves as directors under the terms of the Voting Trust Agreement. The Voting Trustees may not, without the consent of the holders of voting trust certificates representing at least 75% of the common stock then deposited under the Voting Trust Agreement, vote on or consent to the merger or consolidation of Graybar into another corporation, the sale of all or substantially all of Graybar's assets or our liquidation and dissolution. (Sections 4.02 and 5.02)

       Dividends. All dividends payable with respect to common stock deposited under the Voting Trust Agreement are payable to the Voting Trustees as the owners of record of these shares. The Voting Trustees will retain, under the terms of the Voting Trust Agreement, all shares of common stock received as a stock dividend. The Voting Trustees will deliver to each holder of a voting trust certificate representing common stock on which a stock dividend has been paid an additional voting trust certificate for the shares received as a dividend. The Voting Trustees will pay or cause to be paid to the holders of voting trust certificates an amount equal to any cash dividends received and any distribution made to holders of common stock other than in cash or common stock or as a result of recapitalization or reclassification of the common stock or a reorganization of Graybar. (Section 4.03)

       Subscription Offers and Employee Plans. Common stock subscribed for on behalf of, or acquired by, a holder of a voting trust certificate pursuant to a subscription offer or employee plan or otherwise must be deposited with the Voting Trustees and will be held by them under the terms of the Voting Trust Agreement. The Voting Trustees will deliver additional voting trust certificates to the holders of voting trust certificates on whose behalf common stock was so deposited. (Sections 4.04 and 4.05)

       Recapitalization or Reclassification of Common Stock. In the event of a recapitalization or reclassification of the common stock, the Voting Trustees will hold, under the terms of the Voting Trust Agreement, shares of voting stock issued in respect of common stock deposited under the Voting Trust Agreement. In this case, the existing voting trust certificates may remain outstanding or the Voting Trustees may substitute new certificates in appropriate form. (Section 4.06)

       Reorganization of Graybar. Depending on the terms of any agreement under which Graybar may be merged or consolidated into another corporation, the Voting Trustees either will hold, under the terms of the Voting Trust Agreement, any shares of voting stock of the successor corporation issued in respect of the common stock deposited under the Voting Trust Agreement (in which case the existing voting trust certificates may remain outstanding or the Voting Trustees may substitute new certificates in appropriate form), or will distribute those shares to the holders of voting trust certificates based on the common stock represented by their voting trust certificates. In any event, any other consideration received as a result of a reorganization will be distributed ratably to the holders of voting trust certificates. (Section 4.08)

       Dissolution of Graybar. In the event of the dissolution and liquidation of Graybar, the Voting Trustees will distribute any money, securities, rights or property received by them as the record owners of common stock ratably to the holders of voting trust certificates. (Section 4.07)

       Restrictions on Transfer, and Right of Graybar to Repurchase Voting Trust Certificates Under Certain Circumstances. The Voting Trust Agreement provides that the Voting Trustees do not need to recognize any claim of a holder of a voting trust certificate who has obtained a certificate in contravention of any of the provisions of our Certificate of Incorporation in effect at the time. It further provides that voting trust certificates issued under the Voting Trust Agreement are held by each holder under the same terms and conditions upon which common stock is held under the provisions of our Certificate of Incorporation. (Sections 3.01 and 4.09) See "Description of Common Stock -- Repurchase Option."

                                LEGAL MATTERS

       Matters of New York law relating to the validity of the common stock and the voting trust certificates will be passed upon by Winston & Strawn, 200 Park Avenue, New York, New York 10166, counsel for Graybar and the Voting Trustees.

                                   EXPERTS

       The consolidated financial statements and schedules at December 31, 1999 and 2000, and for each of the three years in the period ended December 31, 2000, appearing or incorporated by reference in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as shown in their report appearing and incorporated by reference in this prospectus, and are included or incorporated by reference herein in reliance upon their report given upon their authority as experts in accounting and auditing.

                     WHERE YOU CAN FIND MORE INFORMATION

       We file reports, proxy statements and other information with the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may read and copy this information at the following locations of the SEC:

  Public Reference Room        New York Regional Office                  Chicago Regional Office
  450 Fifth Street, N.W.         7 World Trade Center                        Citicorp Center
        Room 1024                     Suite 1300                         500 West Madison Street
  Washington, D.C. 20549       New York, New York 10048                         Suite 1400
                                                                       Chicago, Illinois 60661-2511

       You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The SEC also maintains an Internet world wide web site that contains reports, information statements and other information about issuers, including us, who file electronically with the SEC. The address of that site is http://www.sec.gov.

       The SEC allows us to "incorporate by reference" information into this document. This means that we can disclose important information to you by referring you to another document we filed with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.

       This document incorporates by reference the documents listed below that we have previously filed with the SEC. They contain important information about the Company and its financial condition.

         SEC FILING                                  PERIOD
         ----------                                  ------

         Annual Report on Form 10-K                  Filed March 27, 2001
         Quarterly Report on Form 10-Q               Filed May 11, 2001
         Quarterly Report on Form 10-Q               Filed August 10, 2001


       We incorporate by reference additional documents that we may file with the SEC between the date of this document and December 7, 2001.

       You may obtain any of the documents incorporated by reference in this document through us or from the SEC through the SEC's web site at the address provided above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference into those documents. Requests should be directed to Thomas F. Dowd, Esq., Vice President, Secretary and General Counsel, Graybar Electric Company, Inc., P.O. Box 7231, St. Louis, Missouri 63177, telephone number (314) 573-9200.

                          INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                         Page
                                                                                         ----
Report of Independent Auditors .......................................................   F-2

Consolidated Balance Sheets as of December 31, 1999 and 2000 (audited) and
  June 30, 2001 (unaudited) ..........................................................   F-3

Consolidated Statements of Income and Retained Earnings - years ended
  December 31, 1998, 1999 and 2000 (audited) and six-month periods ended
  June 30, 2000 and 2001 (unaudited) .................................................   F-4

Consolidated Statements of Cash Flows - years ended December 31, 1998, 1999 and
  2000 (audited) and six-month periods ended June 30, 2000 and 2001 (unaudited) ......   F-5

Consolidated Statements of Changes in Shareholders' Equity  - years ended
  December 31, 1998, 1999 and 2000 (audited) and six-month period ended June
  30, 2001 (unaudited) ...............................................................   F-6

Notes to Consolidated Financial Statements ...........................................   F-7

                       REPORT OF INDEPENDENT AUDITORS





To the Shareholders and
  the Board of Directors
Graybar Electric Company, Inc.



     We have audited the accompanying consolidated balance sheets of Graybar Electric Company, Inc. as of December 31, 2000 and 1999, and the related consolidated statements of income and retained earnings, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Graybar Electric Company, Inc. at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.





Ernst & Young LLP
St. Louis, Missouri
February 20, 2001

                                        GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                                                  CONSOLIDATED BALANCE SHEETS
                              DECEMBER 31, 1999 AND 2000 (AUDITED) AND JUNE 30, 2001 (UNAUDITED)
                                   (STATED IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)

                                                            ASSETS
                                                                                                                    JUNE 30,
                                                                                             DECEMBER 31,             2001
                                                                                             1999          2000    (UNAUDITED)
                                                                                       ----------    ----------    -----------
Current Assets
  Cash ............................................................................    $   16,750    $   27,614    $   18,495
  Trade receivables (less allowances of $5,729, $9,411 and $9,771, respectively) ..       588,631       765,546       733,263
  Merchandise inventory ...........................................................       843,061       748,754       699,746
  Other current assets ............................................................         7,489        25,444         4,516
                                                                                       ----------    ----------    ----------
    Total current assets ..........................................................     1,455,931     1,567,358     1,456,020
                                                                                       ----------    ----------    ----------
Property, at cost
  Land ............................................................................        21,997        24,178        24,459
  Buildings .......................................................................       184,765       209,460       219,230
  Furniture and fixtures ..........................................................       136,567       156,245       168,236
  Capital equipment leases ........................................................        31,525        20,380        22,726
                                                                                       ----------    ----------    ----------
                                                                                          374,854       410,263       434,651
  Less - Accumulated depreciation and amortization ................................       161,948       166,832       177,180
                                                                                       ----------    ----------    ----------
                                                                                          212,906       243,431       257,471
                                                                                       ----------    ----------    ----------
Deferred Income Taxes .............................................................         1,787           991         1,450
                                                                                       ----------    ----------    ----------
Other Assets ......................................................................        27,920        31,658        39,090
                                                                                       ----------    ----------    ----------
                                                                                       $1,698,544    $1,843,438    $1,754,031
                                                                                       ----------    ----------    ----------

                                             LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Short-term borrowings ...........................................................    $  340,604    $  406,199    $  268,052
  Current portion of long-term debt ...............................................        20,359        24,521        25,344
  Trade accounts payable ..........................................................       512,623       533,138       660,469
  Accrued payroll and benefit costs ...............................................        50,107        58,196        20,651
  Other accrued taxes .............................................................        13,552        15,593        14,918
  Dividends payable ...............................................................         6,256         6,343            --
  Other payables and accruals .....................................................        61,775        74,111        48,754
                                                                                       ----------    ----------    ----------
     Total current liabilities ....................................................     1,005,276     1,118,101     1,038,188
                                                                                       ----------    ----------    ----------
Postretirement Benefits Liability .................................................        77,708        77,191        77,311
                                                                                       ----------    ----------    ----------
Long-term Debt ....................................................................       255,897       238,349       222,643
                                                                                       ----------    ----------    ----------
                                                        SHARES AT        SHARES AT
                                                       DECEMBER 31,       JUNE 30,
                                                    -----------------     --------
Shareholders' Equity                                1999         2000         2001
                                                    ----         ----         ----
Capital stock-
Preferred, par value $20 per share,
   authorized 300,000 shares-
   Issued to shareholders .................        3,412        2,990        2,990
   In treasury, at cost ...................           --         (125)        (221)
                                               ---------    ---------    ---------
   Outstanding ............................        3,412        2,865        2,769             68            57            55
                                               ---------    ---------    ---------     ----------    ----------    ----------
 Common, stated value $20 per share,
   Authorized .............................    7,500,000    7,500,000    7,500,000
   Issued to voting trustees ..............    5,587,485    5,685,490    5,698,611
   Issued to shareholders .................      337,757      335,340      335,527
   In treasury, at cost ...................      (11,729)     (29,440)    (174,403)
                                               ---------    ---------    ---------
   Outstanding ............................    5,913,513    5,991,390    5,859,735        118,270       119,828       117,195
                                               ---------    ---------    ---------     ----------    ----------    ----------
 Common shares subscribed .........................................................         1,206           572           348
 Retained earnings ................................................................       241,473       290,405       300,285
                                                                                       ----------    ----------    ----------
 Accumulated other comprehensive income............................................          (204)         (542)       (1,688)
    Less - Subscriptions receivable ...............................................         1,150           523           306
                                                                                       ----------    ----------    ----------
    Total Shareholders' Equity ....................................................       359,663       409,797       415,889
                                                                                       ----------    ----------    ----------
                                                                                       $1,698,544    $1,843,438    $1,754,031
                                                                                       ==========    ==========    ==========
                                  See accompanying Notes to Consolidated Financial Statements.

                                       GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                                   CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

                                  FOR THE THREE YEARS ENDED DECEMBER 31, 2000 (AUDITED) AND
                                     SIX MONTHS ENDED JUNE 30, 2000 AND 2001 (UNAUDITED)

                                  (STATED IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)


                                                                                                      SIX MONTHS ENDED
                                                             FOR THE YEARS ENDED                          JUNE 30,
                                                                DECEMBER 31,                            (UNAUDITED)
                                                -------------------------------------------     ---------------------------
                                                       1998            1999            2000            2000            2001
                                                       ----            ----            ----            ----            ----
Sales, net of returns and allowances .......    $ 3,744,075     $ 4,311,405     $ 5,227,467     $ 2,544,237     $ 2,554,638
  Less - Cash discounts ....................        (11,872)        (11,465)        (13,564)         (6,534)         (6,903)
                                                -----------     -----------     -----------     -----------     -----------
     Net Sales .............................      3,732,203       4,299,940       5,213,903       2,537,703       2,547,735
                                                -----------     -----------     -----------     -----------     -----------
Cost of Merchandise Sold ...................     (3,042,176)     (3,514,228)     (4,268,764)     (2,084,203)     (2,091,104)
                                                -----------     -----------     -----------     -----------     -----------
     Gross Margin ..........................        690,027         785,712         945,139         453,500         456,631
Selling, General and Administrative expenses       (513,193)       (593,236)       (724,325)       (357,294)       (403,783)
Taxes, other than income taxes .............        (32,415)        (36,301)        (43,021)             --              --
Depreciation and amortization ..............        (25,809)        (27,176)        (29,220)        (14,186)        (16,017)
                                                -----------     -----------     -----------     -----------     -----------
     Income from operations ................        118,610         128,999         148,573          82,020          36,831
Other Income, net ..........................          7,018           9,930           7,464           4,312           6,942
Interest Expense ...........................        (23,998)        (30,241)        (46,681)        (22,522)        (21,596)
                                                -----------     -----------     -----------     -----------     -----------
Income Before Provision for Income Taxes ...        101,630         108,688         109,356          63,810          22,177
                                                -----------     -----------     -----------     -----------     -----------
Provision for Income Taxes
  Current ..................................        (37,167)        (43,899)        (44,395)        (27,154)         (8,471)
  Deferred .................................         (4,919)           (130)          1,196           1,199            (288)
                                                -----------     -----------     -----------     -----------     -----------
     Total provision for income taxes ......        (42,086)        (44,029)        (43,199)        (25,955)         (8,759)
                                                -----------     -----------     -----------     -----------     -----------
Net Income .................................         59,544          64,659          66,157          37,855          13,418
                                                -----------     -----------     -----------     -----------     -----------
Retained Earnings, beginning of period .....        149,226         193,838         241,473         241,473         290,405
  Cash dividends
     Preferred, $1.00 per share each year ..             (5)             (5)             (3)             (2)             (1)
     Common, $2.00 per share each year .....        (10,031)        (11,442)        (11,583)         (3,509)         (3,537)
  Common Stock dividend ....................         (4,896)         (5,577)         (5,639)             --              --
                                                -----------     -----------     -----------     -----------     -----------
Retained Earnings, end of period ...........    $   193,838     $   241,473     $   290,405     $   275,817     $   300,285
                                                ===========     ===========     ===========     ===========     ===========
Net Income per share of Common Stock .......    $     10.18     $     10.30     $     10.84     $      6.15     $      2.27
                                                -----------     -----------     -----------     -----------     -----------



                                See accompanying Notes to Consolidated Financial Statements.

                                       GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                                            CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  FOR THE THREE YEARS ENDED DECEMBER 31, 2000 (AUDITED) AND
                                     SIX MONTHS ENDED JUNE 30, 2000 AND 2001 (UNAUDITED)

                                                    (STATED IN THOUSANDS)

                                                                                                        SIX MONTHS ENDED
                                                                   FOR THE YEARS ENDED                      JUNE 30,
                                                                       DECEMBER 31,                       (UNAUDITED)
                                                           ------------------------------------     -----------------------
                                                               1998          1999          2000          2000          2001
                                                               ----          ----          ----          ----          ----
CASH FLOWS FROM OPERATIONS
  Net Income ..........................................    $ 59,544     $  64,659     $  66,157     $  37,855     $  13,418
                                                           --------     ---------     ---------     ---------     ---------
  Adjustments to reconcile net income
   to cash provided (used) by operations-
     Depreciation and amortization ....................      25,809        27,176        29,220        14,186        16,017
     Deferred income taxes ............................       4,919           130        (1,196)       (1,199)          288
     Gain on sale of property .........................        (808)         (540)           --            --        (2,549)
     Changes in assets and liabilities:
       Trade receivables ..............................     (57,561)     (128,615)     (176,915)     (112,991)       32,283
       Merchandise inventory ..........................     (51,092)     (402,655)       94,307       128,709        49,008
       Other current assets ...........................        (972)       (3,544)      (17,955)        2,154        20,928
       Other assets ...................................      (6,728)       (2,565)       (6,483)       (1,582)       (7,432)
       Trade accounts payable .........................      17,900       167,754        20,515       (13,285)      127,331
       Accrued payroll and benefit costs ..............       2,542         5,641         8,089       (14,765)      (37,545)
       Other accrued liabilities ......................       9,196        13,615        15,513          (206)      (27,803)
                                                           --------     ---------     ---------     ---------     ---------
                                                            (56,795)     (323,603)      (34,905)        1,021       170,526
                                                           --------     ---------     ---------     ---------     ---------

  Net cash flow provided (used) by operations .........       2,749      (258,944)       31,252        38,876       183,944
                                                           --------     ---------     ---------     ---------     ---------

CASH FLOWS FROM INVESTING ACTIVITIES
    Proceeds from sale of property ....................       4,892         1,519         2,756           110         2,746
    Capital expenditures for property .................     (28,977)      (31,322)      (58,747)      (20,199)      (27,911)
    Investment in joint venture .......................       9,571         6,690         2,745            --            --
                                                           --------     ---------     ---------     ---------     ---------
  Net cash flow used by investing activities ..........     (14,514)      (23,113)      (53,246)      (20,089)      (25,165)
                                                           --------     ---------     ---------     ---------     ---------

CASH FLOWS FROM FINANCING ACTIVITIES
    Net increase (decrease) in short-term borrowings ..     (92,977)      296,656        65,595        62,706      (138,147)
    Proceeds from long-term debt ......................     140,000            --         3,524            --            --
    Repayment of long-term debt .......................     (14,664)      (11,864)      (17,499)      (14,945)      (15,503)
    Principal payments under capital equipment leases .      (4,060)       (4,586)       (3,165)       (1,773)       (1,725)
    Sale of common stock ..............................         300        14,413         1,080           823           259
    Purchases of treasury stock .......................      (5,303)       (5,394)       (5,179)       (2,787)       (2,901)
    Dividends paid ....................................      (9,802)      (10,670)      (11,498)       (9,767)       (9,881)
                                                           --------     ---------     ---------     ---------     ---------
  Net cash flow provided (used) by financing activities      13,494       278,555        32,858        34,257      (167,898)
                                                           --------     ---------     ---------     ---------     ---------
Net Increase (Decrease) in Cash .......................       1,729        (3,502)       10,864        53,044        (9,119)
                                                           --------     ---------     ---------     ---------     ---------
Cash, Beginning of Period .............................      18,523        20,252        16,750        16,750        27,614
                                                           --------     ---------     ---------     ---------     ---------
Cash, End of Period ...................................    $ 20,252     $  16,750     $  27,614     $  69,794     $  18,495
                                                           --------     ---------     ---------     ---------     ---------


                                See accompanying Notes to Consolidated Financial Statements.

                                         GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                                   CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                    FOR THE THREE YEARS ENDED DECEMBER 31, 2000 (AUDITED) AND
                                           SIX MONTHS ENDED JUNE 30, 2001 (UNAUDITED)

                                                      (STATED IN THOUSANDS)

                                                                       COMMON                        ACCUMULATED
                                                                        STOCK                           OTHER
                                       COMMON         PREFERRED      SUBSCRIBED,       RETAINED     COMPREHENSIVE
                                        STOCK           STOCK         UNISSUED         EARNINGS         INCOME          TOTAL
                                      ---------       ---------      -----------       --------     -------------     ---------
December 31, 1997                     $ 103,749       $     119       $      37       $ 149,226       $               $ 253,131
                                      =========       =========       =========       =========       =========       =========
Net income                                                                               59,544                          59,544
Currency translation adjustments                                                                           (836)           (836)
                                                                                                                      ---------
Comprehensive income                                                                                                     58,708
                                                                                                                      ---------
Stock issued                                337                                                                             337
Stock redeemed                           (5,292)            (11)                                                         (5,303)
Advance payments                                                            (37)                                            (37)
Dividends declared                        4,896                                         (14,932)                        (10,036)
                                      ---------       ---------       ---------       ---------       ---------       ---------

December 31, 1998                     $ 103,690       $     108       $       0       $ 193,838       $    (836)      $ 296,800
                                      =========       =========       =========       =========       =========       =========

Net income                                                                               64,659                          64,659
Currency translation adjustments                                                                            632             632
                                                                                                                      ---------
Comprehensive income                                                                                                     65,291
                                                                                                                      ---------
Stock issued                             14,357                                                                          14,357
Stock redeemed                           (5,354)            (40)                                                         (5,394)
Advance payments                                                             56                                              56
Dividends declared                        5,577                                         (17,024)                        (11,447)
                                      ---------       ---------       ---------       ---------       ---------       ---------

December 31, 1999                     $ 118,270       $      68       $      56       $ 241,473       $    (204)      $ 359,663
                                      =========       =========       =========       =========       =========       =========
Net income                                                                               66,157                          66,157
Currency translation adjustments                                                                           (338)           (338)
                                                                                                                      ---------
Comprehensive income                                                                                                     65,819
                                                                                                                      ---------
Stock issued                              1,087                                                                           1,087
Stock redeemed                           (5,168)            (11)                                                         (5,179)
Advance payments                                                             (7)                                             (7)
Dividends declared                        5,639                                         (17,225)                        (11,586)
                                      ---------       ---------       ---------       ---------       ---------       ---------

December 31, 2000                     $ 119,828       $      57       $      49       $ 290,405       $    (542)      $ 409,797
                                      =========       =========       =========       =========       =========       =========

Net income                                                                               13,418                          13,418
Current translation adjustments                                                                              (8)             (8)
Unrealized gain/(loss) from
  interest rate swap                                                                                     (1,138)         (1,138)
                                                                                                                      ---------
Comprehensive income                                                                                                     12,272
                                                                                                                      ---------
Stock issued                                266                                                                             266
Stock redeemed                           (2,899)             (2)                                                         (2,901)
Advance payments                                                             (7)                                             (7)
Dividends declared                                                                       (3,538)                         (3,538)
                                      ---------       ---------       ---------       ---------       ---------       ---------

June 30, 2001                         $ 117,195       $      55       $      42       $ 300,285       $  (1,688)      $ 415,889
                                      =========       =========       =========       =========       =========       =========

                                   See accompanying Notes to Consolidated Financial Statements


               GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          FOR THE THREE YEARS ENDED DECEMBER 31, 2000 (AUDITED) AND
             SIX MONTHS ENDED JUNE 30, 2000 AND 2001 (UNAUDITED)

          (STATED IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Graybar Electric Company, Inc. and its subsidiary companies. All significant intercompany balances and transactions have been eliminated.

REVENUE RECOGNITION

     Revenue from the sale of the Company's products is recognized upon shipment to the customer. Costs of the products are recorded as cost of merchandise sold when the related revenue is recognized.

ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

RECLASSIFICATIONS

     Certain reclassifications of prior year presentations have been made to conform to the 2000 presentation.

MERCHANDISE INVENTORY

     Inventory is stated at the lower of cost (determined using the last-in, first-out (LIFO) cost method) or market. LIFO accounting is generally a conservative method of accounting that, compared with other inventory accounting methods, provides better matching of current costs with current revenues. Had the first-in, first-out (FIFO) method been used, inventory would have been approximately $11,457, $8,912 and $8,912 greater than reported under the LIFO method at December 31, 1999 and 2000 and June 30, 2001, respectively.

PROPERTY AND DEPRECIATION

     The Company provides for depreciation and amortization using the straight-line method over the following estimated useful lives of the assets:

     Buildings .....................................  42 years
     Permanent fixtures -- leased property .........  Over the lives of the respective leases
     Furniture, fixtures and equipment .............  4 to 14 years
     Capital equipment leases ......................  Over the lives of the respective leases

     At the time property is retired, or otherwise disposed of, the asset and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to other income.

     Equipment under capital leases is recorded in property with the corresponding obligations carried in long-term debt. The amount capitalized is the present value at the beginning of the lease term of the aggregate future minimum lease payments.

     Maintenance and repairs are expensed as incurred. Major renewals and betterments that extend the life of the property are capitalized.

     The Company capitalizes interest expense on major construction and development projects while in progress.

               GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          FOR THE THREE YEARS ENDED DECEMBER 31, 2000 (AUDITED) AND
             SIX MONTHS ENDED JUNE 30, 2000 AND 2001 (UNAUDITED)

          (STATED IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DESCRIPTION OF BUSINESS AND CREDIT RISK

     Graybar Electric Company, Inc. is engaged internationally in the distribution of electrical and communications products and integrated supply services primarily to contractors, industrial plants, telephone companies, power utilities, and commercial users. All products sold by the Company are purchased by the Company from others.

     Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company's business activity is primarily with customers in the United States; however, the Company has limited sales activity in several international locations. The Company performs ongoing credit evaluations of its customers, and a significant portion of trade receivables is secured by lien or bond rights. The Company maintains allowances for potential credit losses, and such losses historically have been within management's expectations.

PENDING ACCOUNTING PRONOUNCEMENTS

     In June 1998 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, as amended by SFAS No. 138, "Accounting for Derivative Instruments and Hedging Activities", which was required to be adopted by the Company effective January 1, 2001. The statement requires the Company to recognize all derivatives on the balance sheet at fair value.

     Based on the Company's derivative positions at January 1, 2001, the Company recorded a liability for the fair value of existing derivatives of approximately $2 million and a corresponding decrease in other comprehensive income.

UNAUDITED DATA

     The data for the six months ended June 30, 2000 and 2001 has been derived from unaudited financial statements which, in the opinion of management, include all adjustments, consisting only of normal recurring accruals, necessary for a fair statement of the results of the unaudited interim periods. Interim results are not necessarily indicative of results for a full year.

2.  INCOME TAXES

     The provisions for income taxes recorded in the Consolidated Statements of Income and Retained Earnings are as follows:

                                                       YEARS ENDED DECEMBER 31:
                                               1998             1999              2000
                                               ----             ----              ----
    Federal income tax
      Current ....................          $32,442          $39,126           $38,621
      Deferred ...................            4,212              406            (1,118)
    State income tax
      Current ....................            4,725            4,773             5,774
      Deferred ...................              707             (276)              (78)
                                            -------          -------           -------
    Financial statement
      income tax provision .......          $42,086          $44,029           $43,199
                                            =======          =======           =======

     Deferred income taxes are provided based upon differences between the financial statement and tax bases of assets and liabilities. The following deferred tax assets (liabilities) are recorded at December 31:

                                                                1999              2000
                                                                ----              ----
    Assets/(Liabilities)
    --------------------
    Postretirement benefits ......                          $ 30,734          $ 30,529
    Payroll accruals .............                             7,443             7,146
    Bad debt reserves ............                             2,097             3,417
    Other deferred tax assets ....                             3,960             5,994
    Inventory ....................                            (1,889)           (3,000)
    Prepaid pension ..............                            (8,558)           (9,469)
    Fixed asset depreciation .....                           (12,992)          (13,193)
    Fixed asset gains ............                            (6,508)           (6,502)
    Accounts receivable ..........                            (1,446)             (723)
    Other deferred tax liabilities                           (10,089)          (10,251)
                                                            --------          --------
                                                            $  2,752          $  3,948
                                                            ========          ========

               GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          FOR THE THREE YEARS ENDED DECEMBER 31, 2000 (AUDITED) AND
             SIX MONTHS ENDED JUNE 30, 2000 AND 2001 (UNAUDITED)

          (STATED IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)

2.  INCOME TAXES (CONTINUED)

     Deferred tax assets included in Other Current Assets were $965 and $2,957 in 1999 and 2000, respectively.

     A reconciliation between the "statutory" federal income tax rate and the effective tax rate in the Consolidated Statements of Income and Retained Earnings is as follows:

                                             YEARS ENDED DECEMBER 31:
                                         1998          1999           2000
                                         ----          ----           ----
    "Statutory" tax rate ........       35.0%          35.0%          35.0%
    State and local income taxes,
      net of federal benefit ....        3.4            3.0            3.0
    Other, net ..................        3.0            2.5            1.5
                                        ----           ----           ----
    Effective tax rate ..........       41.4%          40.5%          39.5%
                                        ====           ====           ====

3.  CAPITAL STOCK

     The Company's capital stock is owned by its employees and retirees. Neither common nor preferred stock may be sold by the holder thereof, except by first offering it to the Company. The Company may buy any common shares so offered at the price at which they were issued ($20) with appropriate adjustments for current dividends or may call all or part of the preferred stock at par plus accrued dividends.

     During 1998 the Company offered to eligible employees the right to subscribe to 1,000,000 shares of common stock at $20 per share in accordance with the provisions of the Company's Common Stock Purchase Plan dated October 12, 1998. This resulted in the subscription of 778,202 shares ($15,564). Subscribers under the Plan elected to make payments under one of the following options: (i) all shares subscribed for prior to January 22, 1999; (ii) a portion of such shares prior to January 22, 1999, and the balance in monthly installments through payroll deductions (or in certain cases where a subscriber is no longer on the Company's payroll, through pension deductions or direct monthly payments) over a 34-month period; or
(iii) all shares pursuant to the installment method. Shares were issued and Voting Trust Certificates were delivered to subscribers as of January 22, 1999, in the case of shares paid for prior to January 22, 1999. Shares will be issued and Voting Trust Certificates will be delivered to subscribers on a quarterly basis, as of the tenth day of March, June, September and December to the extent full payments of shares are made in the case of subscriptions under the installment method.

     Shown below is a summary of shares reacquired and retired by the Company in the three years ended December 31, 1998, 1999 and 2000 and the six months ended June 30, 2000 and 2001:

                                   PREFERRED                         COMMON
                           REACQUIRED        RETIRED       REACQUIRED          RETIRED
                           -------------------------       ---------------------------
     1998 ..............          565            623          264,580          257,998
     1999 ..............        1,974          1,974          267,736          281,713
     2000 ..............          547            422          258,431          240,720
     June 30, 2000 .....          354             --          139,005               --
     June 30, 2001 .....           96             --          144,963               --

               GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          FOR THE THREE YEARS ENDED DECEMBER 31, 2000 (AUDITED) AND
             SIX MONTHS ENDED JUNE 30, 2000 AND 2001 (UNAUDITED)

          (STATED IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)

4.  LONG-TERM DEBT

                                                                          DECEMBER 31,               JUNE 30,
                                                                    ------------------------        ---------
                                                                       1999            2000            2001
                                                                       ----            ----            ----
 Long-term debt was composed of:
   6.59% note, unsecured, due in semiannual installments of
     $3,750 beginning in October 2003 through April 2013            $ 75,000        $ 75,000        $ 75,000
   7.36% note, unsecured, maturing May 2011, installments
     of $3,095 due semiannually in each of the years 2001
     through 2010 with final payment of $3,094 due in 2011            65,000          65,000          61,905
   6.65% note, unsecured, due in annual installments of
     $3,636 in each of the years 2003 through 2013                    40,000          40,000          40,000
   6.25% note, unsecured, maturing June 2004, installments
     of $7,000 due annually in each of the years 2000 through
     2004                                                             35,000          28,000          21,000
   6.21% to 8.30% capital equipment leases, various
     maturities                                                       14,909          15,478          16,057
   6.44% note, unsecured, due in quarterly installments of
     $893 through January 2005                                        18,750          15,178          13,393
   9.23% note secured by a first mortgage on various
     properties, maturing May 2005, installments of $2,725
     due annually in each of the years 1995 through 2004
     with final payment of $2,750 due in 2005                         16,375          13,650          10,925
   Variable rate mortgages, secured by facilities, various
     maturities                                                        1,743           4,839           4,532
   7.74% note, secured by facility, due in quarterly
     installments through August 2006                                  4,725           4,025           3,675
   7.75% note, secured by facility, due in quarterly
     installments through March 2005                                   2,200           1,700           1,500
   Other notes                                                         2,554               0               0
                                                                    --------        --------        --------
                                                                    $276,256        $262,870        $247,987
   Less current portion                                               20,359          24,521          25,344
                                                                    --------        --------        --------
                                                                    $255,897        $238,349        $222,643

     Long-term debt matures as follows:

                                                                DECEMBER 31,       JUNE 30,
                                                                    2000             2001
                                                                    ----             ----
         2002 .............................................       $ 24,834         $  8,030
         2003 .............................................         33,899           34,713
         2004 .............................................         33,898           34,176
         2005 .............................................         25,463           39,768
         2006-2013 ........................................        120,255          105,956
                                                                  --------         --------
                                                                  $238,349         $222,643
                                                                  ========         ========

               GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          FOR THE THREE YEARS ENDED DECEMBER 31, 2000 (AUDITED) AND
             SIX MONTHS ENDED JUNE 30, 2000 AND 2001 (UNAUDITED)

          (STATED IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)

4.  LONG-TERM DEBT (CONTINUED)

     The net book value of property securing various long-term debt instruments was $28,905 at June 30, 2001.

     The Company's borrowings under short-term credit agreements consist of issuances of commercial paper and borrowings under revolving credit agreements and bank lines of credit.

     In July 1999 the Company entered into a $410,000 Revolving Credit Loan Agreement with a group of banks at an interest rate based on the London Interbank Offered Rate (LIBOR) consisting of a $205,000 364-day facility and a $205,000 five-year facility. The agreement was amended in July 2001 to reduce the 364-day facility commitment from $205,000 to $140,000. The credit agreement expires in July 2004. Amounts outstanding under the Revolving Credit Loan Agreement totaled $50,000 at June 30, 2001.

     The Company entered into an accounts receivable securitization program in June 2000 which provides for the sale of the Company's trade accounts receivables to a wholly owned, bankruptcy remote, special purpose subsidiary, Graybar Commerce Corporation. The trade accounts receivable purchases are financed through the issuance of commercial paper under a revolving liquidity facility. Under the securitization program, Graybar Commerce Corporation has granted a security interest in its trade accounts receivable. Borrowings outstanding under the securitization program at June 30, 2001 were $200 million, the maximum available under the program. The program expires in June 2003.

     In July 2001 the Company received the proceeds from a ten-year note for $100,000 at a fixed interest rate of 7.49% with principal payable in annual installments beginning in July 2005.

     Borrowings under short-term credit agreements varied from a minimum of $14,000 and $304,000 to a maximum of $406,000 and $461,000 in 1999 and 2000, respectively. For the first six months of 2001 bank borrowings varied from a minimum of $268,052 to a maximum of $479,000. The average amount of borrowings outstanding under short-term credit agreements during 1999 and 2000 and the six months ended June 30, 2000 and 2001 amounted to approximately $175,000, $389,000, $369,000 and $361,000 at weighted average interest rates of 5.81%, 6.92%, 6.74% and 5.74%, respectively. The averages are based on the daily amounts outstanding during each year. The weighted average interest rate for amounts outstanding at December 31, 1999 and 2000 and the six months ended June 30, 2000 and 2001 was 6.76%, 7.14%, 7.39% and 4.53%, respectively.

     The Company had unused lines of credit of approximately $258,000 as of December 31, 2000 and $394,946 as of June 30, 2001. Certain lines require maintenance of compensating balances of up to 5% of the available lines of credit or annual fees of up to twenty-five basis points of the committed lines of credit.

     The Revolving Credit Loan Agreement and certain other note agreements have various covenants which limit the Company's ability to make investments, pay dividends, incur debt, dispose of property, and issue equity securities. The Company is also required to maintain certain financial ratios as defined in the agreements.

     The carrying amounts of the Company's outstanding long-term debt and short-term borrowings approximate their fair values at June 30, 2001.

               GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          FOR THE THREE YEARS ENDED DECEMBER 31, 2000 (AUDITED) AND
             SIX MONTHS ENDED JUNE 30, 2000 AND 2001 (UNAUDITED)

          (STATED IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)

5.  PENSION AND OTHER POSTRETIREMENT BENEFITS

     The Company has a noncontributory defined benefit pension plan covering substantially all full-time employees. The plan provides retirement benefits based on an employee's final average earnings and years of service. Employees become 100% vested after five years of service, regardless of age. The Company's funding policy is to contribute the net periodic pension cost accrued each year, provided that the contribution will not be less than the ERISA minimum or greater than the maximum tax deductible amount. The assets of the defined benefit pension plan are invested primarily in equity and fixed income securities and money market funds.

     The Company and its subsidiaries provide certain health care and life insurance benefits for retired employees through the Retiree Welfare Plan (the Plan). Substantially all of the Company's employees may become eligible to participate in the Plan if they reach normal retirement age while working for the Company. Benefits are provided through insurance coverage with premiums based on the benefits paid during the year. The Company funds the Plan on a pay-as-you-go basis, and accordingly, the Plan has no assets at December 31, 1999 or 2000.

     The following table sets forth information regarding the Company's pension and other postretirement benefits as of December 31, 1999 and 2000:

                                                                              Postretirement
                                                 Pension Benefits                Benefits
                                                 ----------------          -------------------
                                                 1999           2000          1999           2000
                                                 ----           ----          ----           ----
Accumulated benefit obligation               $112,100       $125,400      $ 87,070       $103,270
                                             --------       --------      --------       --------
Projected benefit obligation                  157,700        176,000            --             --
Fair value of plan assets                     144,015        143,375            --             --
                                             --------       --------      --------       --------

Funded status                                 (13,685)       (32,625)      (87,070)      (103,270)
                                             --------       --------      --------       --------
Prepaid (accrued) benefit cost
  recognized in the balance sheet            $ 18,360       $ 23,760      $(77,708)      $(77,191)

     Weighted average assumptions as of December 31 are:

                                                                                Postretirement
                                                  Pension Benefits                 Benefits
                                                  ----------------           --------------------
                                                 1999           2000         1999            2000
                                                 ----           ----         ----            ----
Discount rate                                    8.00%          7.50%        8.00%           7.50%
Expected return on plan assets                   9.50%          9.50%          --              --
Rate of compensation increase                    5.00%          4.50%          --              --
Health care cost trend on
  covered charges                                  --             --         7.25%           6.75%

     The following presents information regarding the plans for the years ended December 31, 1999 and 2000:

                                                                              Postretirement
                                                 Pension Benefits                Benefits
                                                 ----------------          --------------------
                                                 1999           2000         1999            2000
                                                 ----           ----         ----            ----
Employer contributions                       $  9,629       $ 14,932      $ 7,306         $ 8,111
Participant contributions                          --             --          184             229

Benefits paid                                $(13,531)      $(15,140)     $(7,490)        $(8,340)
                                             --------       --------      -------         -------

     The net periodic cost recognized for the defined benefit pension plan was $6,883, $8,973 and $9,532 for each of the three years ended December 31, 1998, 1999 and 2000, respectively.

               GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          FOR THE THREE YEARS ENDED DECEMBER 31, 2000 (AUDITED) AND
             SIX MONTHS ENDED JUNE 30, 2000 AND 2001 (UNAUDITED)

          (STATED IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)

5.  PENSION AND OTHER POSTRETIREMENT BENEFITS (CONTINUED)

     The net periodic cost recognized for the postretirement benefit plan was $6,811, $7,252 and $7,594 for each of the three years ended December 31, 1998, 1999 and 2000, respectively.

     For measurement of the net periodic postretirement benefit cost, a 7.25% annual rate of increase in per capita cost of covered health care benefits was assumed for 2000 with the rate assumed to remain at that level.

     The Company also provides a defined contribution profit sharing and savings plan covering substantially all of its full-time employees. Annual contributions by the Company to the plan are at the discretion of management and are generally determined based on the profitability of the Company. Employees may also contribute to the plan subject to limitations imposed by federal tax law and ERISA.

6.  NET INCOME PER SHARE OF COMMON STOCK

     The computation of net income per share of common stock is based on the weighted average number of common shares outstanding during each year. The average numbers of shares used in computing net income per share of common stock were 5,848,372, 6,276,161 and 6,101,310 in 1998, 1999 and 2000,
respectively, and 6,150,876 and 5,915,971 for the six months ended June 30, 2000 and 2001, respectively, adjusted for the declaration of a 5% stock dividend in 1998, 1999 and 2000.

7.  COMMITMENTS

     Rental expense was $16,372, $24,559 and $28,576 in 1998, 1999 and 2000,
respectively, and $14,288 and $16,403 for the six months ended June 30, 2000 and 2001, respectively.

     Future minimum rental payments required under operating leases that have either initial or remaining noncancellable lease terms in excess of one year as of December 31, 2000 are as follows:

     Years ending December 31:
     2001                                                  $32,806
     2002                                                   27,998
     2003                                                   22,052
     2004                                                   15,717
     2005                                                   10,126
     Subsequent to 2005                                     20,398
   -----------------------------------------------------------------------

     In September 2000 the Company entered into a swap agreement to manage interest rates on amounts due under certain operating leases. The agreement, which expires in July 2013, is based on a notional amount of $28.7 million. The agreement calls for an exchange of interest payments with the Company receiving payments based on a London Interbank Offered Rate (LIBOR) floating rate, and making payments based on a fixed rate of 6.92%. There is no exchange of the notional amount upon which the payments are based. The differential paid on the swap agreement in 2000 was recorded as interest expense and was not material to the Company's results of operations. The fair value of the agreement is not recognized in the financial statements at December 31, 2000.

8.  STATEMENTS OF CASH FLOWS

     During 1998, 1999 and 2000 and the six months ended June 30, 2000 and 2001, income taxes paid totaled $36,602, $44,030, $55,241, $24,120 and
$7,415; interest paid totaled $22,349, $26,976, $48,610, $23,325 and
$20,821; and liabilities assumed in connection with capitalized leases totaled $9,962, $6,661, $3,754, $3,754 and $2,345, respectively.

                                   PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. Other Expenses of Issuance and Distribution.
         -------------------------------------------

     Securities and Exchange Commission registration fee...... $  6,500
     Printing fees and expenses...............................   25,000*
     Legal fees and expenses..................................   40,000*
     Accounting fees and expenses.............................   10,000*
     Miscellaneous............................................   18,500*
                                                               --------
                                                               $100,000*
                                                               ========

-----------------
* Estimated.


ITEM 15. Indemnification of Directors and Officers.
         -----------------------------------------

Sections 721 through 726 of the New York Business Corporation Law provide as follows:

     SECTION 721. NONEXCLUSIVITY OF STATUTORY PROVISIONS FOR INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The indemnification and advancement of expenses granted pursuant to, or provided by, this article shall not be deemed exclusive of any other rights to which a director or officer seeking indemnification or advancement of expenses may be entitled, whether contained in the certificate of incorporation or the by-laws or, when authorized by such certificate of incorporation or by-laws, (i) a resolution of shareholders, (ii) a resolution of directors, or (iii) an agreement providing for such indemnification, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled. Nothing contained in this article shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.

     SECTION 722. AUTHORIZATION FOR INDEMNIFICATION OF DIRECTORS AND
OFFICERS.

     (a) A corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the corporation served in any capacity at the request of the corporation, by reason of the fact that he, his testator or intestate, was a director or officer of the corporation or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

     (b) The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation or that he had reasonable cause to believe that his conduct was unlawful.

     (c) A corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he, his testator or intestate, is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to the best interests of the corporation, except that no indemnification under this paragraph shall be made in respect of (1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

     (d) For the purpose of this section, a corporation shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his duties to the corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to applicable law shall be considered fines; and action taken or omitted by a person with respect to an employee benefit plan in the performance of such person's duties for a purpose reasonably believed by such person to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.

     SECTION 723. PAYMENT OF INDEMNIFICATION OTHER THAN BY COURT AWARD.

     (a) A person who has been successful, on the merits or otherwise, in the defense of a civil or criminal action or proceeding of the character described in section 722 shall be entitled to indemnification as authorized in such section.

     (b)  Except as provided in paragraph (a), any indemnification under section 722 or otherwise permitted by section 721, unless ordered by a court under section 724 (Indemnification of directors and officers by a court), shall be made by the corporation, only if authorized in the specific case:

          (1) By the board acting by a quorum consisting of directors who are not parties to such action or proceeding upon a finding that the director or officer has met the standard of conduct set forth in section 722 or established pursuant to section 721, as the case may be, or,

          (2) If a quorum under subparagraph (1) is not obtainable or, even if obtainable, a quorum of disinterested directors so directs;

              (A) By the board upon the opinion in writing of independent legal counsel that indemnification is proper in the circumstances because the applicable standard of conduct set forth in such sections has been met by such director or officer, or

               (B) By the shareholders upon a finding that the director or officer has met the applicable standard of conduct set forth in such sections.

     (c) Expenses incurred in defending a civil or criminal action or proceeding may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount as, and to the extent, required by paragraph (a) of section 725.

     SECTION 724. INDEMNIFICATION OF DIRECTORS AND OFFICERS BY A COURT.

     (a) Notwithstanding the failure of a corporation to provide indemnification, and despite any contrary resolution of the board or of the shareholders in the specific case under section 723 (Payment of indemnification other than by court award), indemnification shall be awarded by a court to the extent authorized under section 722 (Authorization for indemnification of directors and officers), and paragraph (a) of section
723. Application therefor may be made, in every case, either:

          (1) In the civil action or proceeding in which the expenses were incurred or other amounts were paid, or

          (2) To the supreme court in a separate proceeding, in which case the application shall set forth the disposition of any previous application made to any court for the same or similar relief and also reasonable cause for the failure to make application for such relief in the action or proceeding in which the expenses were incurred or other amounts were paid.

     (b) The application shall be made in such manner and form as may be required by the applicable rules of court or, in the absence thereof, by direction of a court to which it is made. Such application shall be upon notice to the corporation. The court may also direct that notice be given at the expense of the corporation to the shareholders and such other persons as it may designate in such manner as it may require.

     (c) Where indemnification is sought by judicial action, the court may allow a person such reasonable expenses, including attorneys' fees, during the pendency of the litigation as are necessary in connection with his defense therein, if the court shall find that the defendant has by his pleadings or during the course of the litigation raised genuine issues of fact or law.

     SECTION 725. OTHER PROVISIONS AFFECTING INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     (a) All expenses incurred in defending a civil or criminal action or proceeding which are advanced by the corporation under paragraph (c) of section 723 (Payment of indemnification other than by court award) or allowed by a court under paragraph (c) of section 724 (Indemnification of directors and officers by a court) shall be repaid in case the person receiving such advancement or allowance is ultimately found, under the procedure set forth in this article, not to be entitled to indemnification or, where indemnification is granted, to the extent the expenses so advanced by the corporation or allowed by the court exceed the indemnification to which he is entitled.

     (b) No indemnification, advancement or allowance shall be made under this article in any circumstance where it appears:

          (1) That the indemnification would be inconsistent with the law of the jurisdiction of incorporation of a foreign corporation which prohibits or otherwise limits such indemnification;

          (2) That the indemnification would be inconsistent with a provision of the certificate of incorporation, a by-law, a resolution of the board or of the shareholders, an agreement or other proper corporate action, in effect at the time of the accrual of the alleged cause of action asserted in the threatened or pending action or proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

          (3) If there has been a settlement approved by the court, that the indemnification would be inconsistent with any condition with respect to indemnification expressly imposed by the court in approving the settlement.

     (c) If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or action by the shareholders, the corporation shall, not later than the next annual meeting of shareholders unless such meeting is held within three months from the date of such payment, and, in any event, within fifteen months from the date of such payment, mail to its shareholders of record at the time entitled to vote for the election of directors a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

     (d) If any action with respect to indemnification of directors and officers is taken by way of amendment of the by-laws, resolution of directors, or by agreement, then the corporation shall, not later than the next annual meeting of shareholders, unless such meeting is held within three months from the date of such action, and, in any event, within fifteen months from the date of such action, mail to its shareholders of record at the time entitled to vote for the election of directors a statement specifying the action taken.

     (e) Any notification required to be made pursuant to the foregoing paragraph (c) or (d) of this section by any domestic mutual insurer shall be satisfied by compliance with the corresponding provisions of section one thousand two hundred sixteen of the insurance law.

     (f) The provisions of this article relating to indemnification of directors and officers and insurance therefor shall apply to domestic corporations and foreign corporations doing business in this state, except as provided in section 1320 (Exemption from certain provisions).

     SECTION 726. INSURANCE FOR INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     (a) Subject to paragraph (b), a corporation shall have power to purchase and maintain insurance:

          (1) To indemnify the corporation for any obligation which it incurs as a result of the indemnification of directors and officers under the provisions of this article, and

          (2) To indemnify directors and officers in instances in which they may be indemnified by the corporation under the provisions of this article, and

          (3) To indemnify directors and officers in instances in which they may not otherwise be indemnified by the corporation under the provisions of this article provided the contract of insurance covering such directors and officers provides, in a manner acceptable to the superintendent of insurance, for a retention amount and for co-insurance.

     (b) No insurance under paragraph (a) may provide for any payment other than cost of defense, to or on behalf of any director or officer:

          (1) if a judgment or other final adjudication adverse to the insured director or officer establishes that his acts of active and deliberate dishonesty were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled, or

          (2) in relation to any risk the insurance of which is prohibited under the insurance law of this state.

     (c) Insurance under any or all subparagraphs of paragraph (a) may be included in a single contract or supplement thereto. Retrospective rated contracts are prohibited.

     (d) The corporation shall, within the time and to the persons provided in paragraph (c) of section 725 (Other provisions affecting indemnification of directors or officers), mail a statement in respect of any insurance it has purchased or renewed under this section, specifying the insurance carrier, date of the contract, cost of the insurance, corporate positions insured, and a statement explaining all sums, not previously reported in a statement to shareholders, paid under any indemnification insurance contract.

     (e) This section is the public policy of this state to spread the risk of corporate management, notwithstanding any other general or special law of this state or of any other jurisdiction including the federal government.

Article VIII of the Company's By-Laws provides:

     To the full extent authorized by law, the corporation shall and hereby does indemnify any person who shall at any time be made, or threatened to be made, a party in any civil or criminal action or proceeding by reason of the fact that he, his testator or his intestate is or was a director or officer of the corporation or served another corporation in any capacity at the request of the corporation.

Section 5.03(c) of the Voting Trust Agreement provides:

     The Corporation covenants and agrees, and in the event the Corporation shall not do so for any reason whatsoever the Participating Shareholders in consideration of the Voting Trustees having agreed to serve in that capacity for the benefit of the Participating Shareholders covenant and agree ratably in accordance with the number of shares of Common Stock represented by their respective Voting Trust Certificates, to indemnify each Voting Trustee and each agent or attorney of the Voting Trustees (including, without limitation, Agents, transfer agents and registrars) for, and to hold him harmless against, any tax, loss, liability or expense incurred for any reason other than his own individual willful misconduct, arising out of or in connection with the acceptance or administration of the 1997 Voting Trust, and the performance of his duties and obligations hereunder and the exercise of his rights and powers hereunder, including the costs and expenses of defending himself against any claim of liability. The obligations under this Section 5.03(c) of the Corporation and the Participating Shareholders to indemnify the Voting Trustees and each agent or attorney of the Voting Trustees (including, without limitation, Agents, transfer agents and registrars) shall be payable from any funds or other assets held by the Voting Trustees hereunder for the account of the Corporation or the Participating Shareholders as the case may be.

     Effective October 1, 2000, the Company renewed insurance from the Federal Insurance Company (a member of the Chubb Group), a portion of which insures employees, including directors and officers, against liabilities imposed on them as a result of their employment with the Company at an annual cost to the Company through September 30, 2001 of $108,129.

ITEM 16. Exhibits.
         --------

4.  Instruments defining the rights of security holders, including indentures:
    -------------------------------------------------------------------------

     (i) Restated Certificate of Incorporation, as amended, filed as Exhibit 4(i) to the Company's Registration Statement on Form S-1 (Registration No. 333-15761) and incorporated herein by reference.

     (ii) Voting Trust Agreement dated as of April 1, 1997, attached as Annex A to the Prospectus, dated January 8, 1997, constituting a part of the Registration Statement on Form S-1 (Registration No. 333-15761) and incorporated herein by reference.

     The Company hereby agrees to furnish to the Commission upon request a copy of each instrument omitted pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K.

5.  Opinion re legality
    -------------------

     Opinion of Winston & Strawn.

10. Material Contracts
    ------------------

     Management Incentive Plan, filed as Exhibit 4(a)(1) to the Annual Report on Form 10-K for the year ended December 31, 1972 (Commission File No. 0-255), as amended by the Amendment effective January 1, 1974, filed as
Exhibit 13-c to the Registration Statement on Form S-1 (Registration No. 2-51832), the Amendment effective January 1, 1977, filed as Exhibit 13(d) to the Registration Statement on Form S-1 (Registration No. 2-59744), and the Amendment effective January 1, 1980, filed as Exhibit 5(f) to the Registration Statement on Form S-7 (Registration No. 2-68938) and incorporated herein by reference.

23. Consents
    --------

     (a) Consent of Ernst & Young LLP.

     (b) Consent of Winston & Strawn (contained in the opinion filed as Exhibit 5 and incorporated herein by reference).

24. Powers of attorney
    ------------------

     Powers of attorney of certain directors and officers of the company (included on page II-8 of this registration statement).

ITEM 17. Undertakings.
         ------------

     (i) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company or the Voting Trustees pursuant to the foregoing provisions, or otherwise, the Company and the Voting Trustees have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company or the Voting Trustees of expenses incurred or paid by a director, officer or controlling person of the Company or the Voting Trustees in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company or the Voting Trustees will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it or them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                 SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Louis, State of Missouri on the 24th day of August, 2001.



                                   GRAYBAR ELECTRIC COMPANY, INC.



                                   By: /s/ T.F. Dowd
                                       ----------------------------------------
                                       T.F. Dowd, Vice President, General
                                       Counsel and Secretary



                              POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints R. A. Reynolds, Jr. and T.F. Dowd, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-2 has been signed by the following persons in the capacities indicated on August 24, 2001.

         Signature                                     Title
         ---------                                     -----

/s/ R.A. Reynolds, Jr.                  Director and Chairman of the Board and
-----------------------------------     President (Principal Executive Officer)
(R.A. Reynolds, Jr.)



/s/ J.H. Hinshaw                        Director, Senior Vice President
-----------------------------------     (Principal Financial Officer)
(J.H. Hinshaw)


                                 DIRECTORS:

/s/ R.A. Cole                           /s/ G.D. Hodges
-----------------------------------     ------------------------------------
(R.A. Cole)                             (G. D. Hodges)



/s/ D.E. DeSousa                        /s/ J.C. Loff
-----------------------------------     ------------------------------------
(D.E. DeSousa)                          (J.C. Loff)



/s/ T.F. Dowd                           /s/ R. D. Offenbacher
-----------------------------------     ------------------------------------
(T.F. Dowd)                             (R.D. Offenbacher)



/s/ T.S. Gurganous                      /s/ C.R. Udell
-----------------------------------     ------------------------------------
(T.S. Gurganous)                        (C.R. Udell)



/s/ G.W. Harper                         /s/ J.F. Van Pelt
-----------------------------------     ------------------------------------
(G.W. Harper)                           (J.F. Van Pelt)

                                 SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-2 has been signed by the following persons, as Voting Trustees, on August 24, 2001.


                                 Signatures
                                 ----------

                                   /s/ R. A. Reynolds, Jr.
                                   ------------------------------------------
                                   (R. A. Reynolds, Jr.)


                                   /s/ D.E. DeSousa
                                   ------------------------------------------
                                   (D.E. DeSousa)


                                   /s/ G.W. Harper
                                   ------------------------------------------
                                   (G.W. Harper)


                                   /s/ R.D. Offenbacher
                                   ------------------------------------------
                                   (R.D. Offenbacher)


                                   /s/ C.R. Udell
                                   ------------------------------------------
                                   (C.R. Udell)

                              INDEX TO EXHIBITS

                                  EXHIBITS
                                  --------

4.   Instruments defining the rights of security holders, including indentures

          (i)  Restated Certificate of Incorporation, as amended, filed as
     Exhibit 4(i) to the Company's Registration Statement on Form S-1 (Registration No. 333-15761) and incorporated herein by reference.

          (ii) Voting Trust Agreement dated as of April 1, 1997, attached as Annex A to the Prospectus, dated January 8, 1997, constituting a part of the Company's Registration Statement on Form S-1 (Registration No. 333-15761) and incorporated herein by reference.

5.   Opinion re legality

          Opinion of Winston & Strawn

10.  Material Contracts

          Management Incentive Plan, filed as Exhibit 4(a)(1) to the Annual Report on Form 10-K for the year ended December 31, 1972 (Commission File No. 0-255), as amended by the Amendment effective January 1, 1974, filed as Exhibit 13-c to the Registration Statement on Form S-1 (Registration No. 2-51832), the Amendment effective January 1, 1977, filed as Exhibit 13(d) to the Registration Statement on Form S-1 (Registration No. 2-59744), and the Amendment effective January 1, 1980, filed as Exhibit 5(f) to the Registration Statement on Form S-7 (Registration No. 2-68938) and incorporated herein by reference.

23.  Consents

          (a) Consent of Ernst & Young LLP

          (b) Consent of Winston & Strawn (contained in the opinion filed as Exhibit 5 and incorporated herein by reference).

24.  Powers of attorney

          Powers of attorney of certain directors and officers of the Company (included on page II-8 of this registration statement).